UQM Technologies, Inc.

3,600,000 Shares of Common Stock

Our common stock is listed on the American Stock Exchange under the symbol "UQM." On November 1, 2004, the last reported sale price on the American Stock Exchange was $2.21 per share. The public offering price of the common stock was based on the market price of our common stock, with appropriate adjustment for market demand, and negotiations between us and I-Bankers Securities, Inc., Newbridge Securities Corporation and Neidiger Tucker Bruner Inc., the co-managing underwriters. We intend to list the additional shares of common stock we are offering on the American Stock Exchange.

Investing in our securities involves certain risks. See "Risk Factors" beginning on page 3 of this prospectus.

You should read this prospectus carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$2.15	$7,740,000
Underwriting discount	$0.1935	$696,600
Proceeds to UQM	$1.9565	$7,043,400

The underwriters will purchase the securities from us on a firm commitment basis and offer them to you, subject to certain conditions. The underwriters may purchase up to an additional 540,000 shares of common stock from us at the public offering price, less the underwriting discount, solely to cover over-allotments.

We expect total cash expenses of this offering to be $226,000. On completion of this offering, assuming no exercise of the underwriters’ over-allotment option, we will have approximately 23,174,730 shares outstanding, based on the number of shares outstanding as of November 1, 2004.

We expect to deliver the securities in Denver, Colorado against payment on November 5, 2004.

Prospectus dated November 1, 2004.

I-Bankers Securities Incorporated	Newbridge Securities Corporation

Neidiger Tucker Bruner Inc.

The terms "we," "us," "our" and similar terms refer to UQM Technologies, Inc.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

RISK FACTORS

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

USE OF PROCEEDS

DILUTION

DETERMINATION OF OFFERING PRICE

DESCRIPTION OF CAPITAL STOCK

PRICE RANGES OF OUR COMMON STOCK

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

MANAGEMENT

EXECUTIVE COMPENSATION

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

INDEX TO FINANCIAL STATEMENTS

PROSPECTUS SUMMARY

This summary highlights information found in greater detail elsewhere or incorporated by reference in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, particularly the risks of investing in our common stock discussed under the caption "Risk Factors" and the financial statements and accompanying notes, and the other documents incorporated by reference in this prospectus before you decide to buy our common stock.

UQM Technologies, Inc.

We develop and manufacture energy efficient, power dense electric motors, generators and power electronic controllers. Our primary focus is incorporating our advanced technology into products aimed at existing commercial markets for electrically propelled vehicles such as wheelchairs, golf carts and industrial utility vehicles as well as emerging markets that we expect will experience rapid growth, including propulsion systems for clean electric, hybrid electric and fuel cell electric on-road and off-road vehicles, vehicle auxiliaries including those configured to operate at 42 volts and environmentally friendly, distributed power generators. Our $0.01 par value common stock trades on the American Stock Exchange under the symbol "UQM."

Our revenue from continuing operations is derived from two principal sources: 1) funded contract research and development services performed for strategic partners, customers and the U.S. government directed toward either the advancement of our proprietary technology portfolio or the application of proprietary technology to customers’ products; and 2) the manufacture and sale of products engineered by us.

Our objective is to leverage our technology base and name recognition to develop and manufacture products for our customers that are superior in performance at competitive prices. To this end, we have focused our attention on four market areas that we believe have significant growth potential:

1) electric propulsion systems, generators and power electronic controllers for electric, hybrid electric and fuel cell electric vehicles. In the case of hybrid electric powerplants, additional customers include Tier I and Tier II automotive suppliers who hope to provide complete hybrid electric systems to their automotive customers;

2) electric propulsion systems and electronic controllers for small vehicles, such as electric wheelchairs, golf carts, small industrial vehicles, lawn and ground care equipment and the like;

3) vehicle auxiliaries including under-the-hood power accessories, such as electric air conditioning compressors and electric power steering which are expected to replace existing belt-driven parasitic components now in use as part of the automotive industry’s adoption of a new 42 volt standard and fuel cell components such as air compressor drive motors and electronic controllers to manage the operation of the fuel cell and its power generation; and

4) distributed power generation products such as wind generators, engine generators and power electronic controllers for both residential and commercial customers that need standby or backup power, remote stand-alone power and grid-connected power.

Fundamental to this strategy is the continual advancement of our proprietary motor, generator, power electronic controller and software technology portfolio and the maintenance of a high quality and competitive manufacturing capability for products developed by us.

We have two principal operating units: 1) UQM Technologies, Inc., located in Frederick, Colorado, which includes the Corporate Headquarters and Engineering and Product Development Center; and 2) our wholly-owned subsidiary, UQM Power Products, Inc., also located in Frederick, Colorado, which manufactures permanent magnet electric motors and generators. The address and telephone number of our principal executive offices are 7501 Miller Drive, Frederick, Colorado 80530, (303) 278-2002.

The Offering

Securities offered	3,600,000 shares of common stock
Shares of common stock to be outstanding after this offering	23,174,730 (1)
AMEX symbol	UQM
Risk factors	Please refer to the section entitled "Risk Factors" for a description of the risk factors you should consider.
Recent stock price	$2.21 at November 1, 2004

_______________

(1) Unless otherwise stated, the information contained in this prospectus assumes no exercise of:

- the over-allotment option to purchase up to 540,000 shares;

- warrants to purchase up to 360,000 shares granted to the underwriters in connection with this offering; or

- warrants and options outstanding as of November 1, 2004 covering 2,758,114 shares of common stock, which have a weighted average exercise price of $4.65 per share.

Summary Financial Data

The following table sets forth our summary financial data for the periods indicated. You should read this information together with our financial statements and related notes and management’s discussion and analysis of financial condition and results of operations appearing elsewhere in this prospectus.

	UQM Technologies, Inc. Consolidated Selected Financial Data (in thousands, except per share data)

	Year Ended March 31,					Quarter Ended June 30,

	2004	2003	2002	2001	2000	2004	2003

						(unaudited)

Contract services revenue	$2,748	2,986	2,999	2,283	1,703	416	633
Product sales	$2,293	4,567	4,750	3,900	2,944	268	1,247
Loss from continuing operations before other income (expense)	$(1,426)	(1,236)	(829)	(1,292)	(5,641)	(686)	(168)
Loss from continuing operations	$(1,422)	(934)	(419)	(1,122)	(6,021)	(698)	(184)
Loss from discontinued operations	$(3,365)	(2,665)	(8,174)	(2,018)	(451)	(17)	(206)
Net Loss	$(4,787)	(3,599)	(8,593)	(3,140)	(6,472)	(715)	(390)

Net loss per common share - basic and diluted:
Continuing operations
	$(.07)	(.05)	(.02)	(.06)	(.36)	(.04)	(.01)
Discontinued operations
	$(.18)	(.14)	(.47)	(.12)	(.03)	-	(.01)

	$(.25)	(.19)	(.49)	(.18)	(.39)	(.04)	(.02)

Total assets	$8,721	11,493	16,130	27,482	24,258	7,784	11,327
Long-term obligations (1)	$1,072	1,189	2,122	3,472	4,395	1,237	1,161

Cash dividend declared per common share	$-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) Includes current portion of long-term obligations.

RISK FACTORS

The following factors, other information in this document and the information incorporated by reference should be carefully considered before investing in our securities.

Risks Related to our Business

We have incurred significant net losses and may continue to do so.

We have incurred significant net losses. For the quarters ended June 30, 2004 and 2003 our net loss was $714,903 and $390,326, respectively. For the fiscal years ended March 31, 2004, 2003 and 2002 our net loss was $4,786,953, $3,598,650 and $8,592,655, respectively.

Our accumulated deficit at June 30, 2004 was $52,857,884 and our accumulated deficit at March 31, 2004 and 2003 was $52,142,981 and $47,356,028, respectively.

In the future we plan to make additional investments in product development and commercialization, which is likely to cause us to remain unprofitable.

Our net losses and working capital requirements could consume our current cash balances.

Our net loss for the first quarter ended June 30, 2004 was $714,903 versus a net loss for the comparable quarter last year of $390,326. At June 30, 2004, our cash balances were $2,887,678. For our most recently completed fiscal year ended March 31, 2004 we had a net loss of $4,786,953 which includes the impairment of the carrying value of our discontinued electronic products segment and other estimated losses from the discontinuance of this business totaling $3,364,638. If our losses continue they could consume some or all of our cash balances. Management expects to make additional investments in human resources, manufacturing facilities and equipment, production and application engineering among other things in order to effectively compete in the emerging market for hybrid electric vehicles, which we expect will expand our operating losses and require us to secure additional funding beyond our existing cash resources. We cannot assure you, however, that funding will be available on terms acceptable to us, if at all.

Our government contracts can be cancelled with little or no notice and could restrict our ability to commercialize our technology.

Some of our technology has been developed under government funding by United States government agencies. In some cases, government agencies in the United States can require us to obtain or produce components for our systems from sources located in the United States rather than foreign countries. Our contracts with government agencies are also subject to the risk of termination at the convenience of the contracting agency and in some cases grant "march-in" rights to the government. March-in rights are the right of the United States government or the applicable government agency, under certain circumstances, to exercise a non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government to facilitate commercialization of technology developed with government funding. March-in rights can be exercised if, among other things, we fail to commercialize the developed technology. The implementation of restrictions on our sourcing of components or the exercise of march-in rights by the government or an agency of the government could restrict our ability to commercialize our technology.

We face intense competition in our motor development and may be unable to compete successfully.

In developing electric motors for use in vehicles and other applications, we face competition from very large domestic and international companies, including the world’s largest automobile manufacturers. These companies have far greater resources to apply to research and development efforts than we have, and they may independently develop motors that are technologically more advanced than ours. These competitors also have much greater experience in and resources for marketing their products.

If we fail to develop and achieve market acceptance for our products, our business may not grow.

We believe our proprietary propulsions systems are suited for a wide range of hybrid electric vehicle platforms. We currently expect to make substantial investments in human resources, manufacturing facilities and equipment, production and application engineering, among other things, to capitalize on the anticipated expansion in demand for products related to this market area. However, our experience in this market area is limited. Our sales in this area will depend in part on the market acceptance of and demand for our proprietary propulsion systems and future products. We cannot be certain that we will be able to introduce or market our products, develop other new products or product enhancements in a timely or cost-effective manner or that our products will receive market acceptance.

If we are unable to protect our patents and other proprietary technology, we will be unable to prevent third parties from using our technology, which would impair our competitiveness and ability to commercialize our products. In addition, the cost of enforcing our proprietary rights may be expensive and result in increased losses.

Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. We have historically pursued patent protection in a limited number of foreign countries where we believe significant markets for our products exist or where potentially significant competitors have operations. It is possible that a substantial market could develop in a country where we have not received patent protection and under such circumstances our proprietary products would not be afforded legal protection in these markets. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. We cannot assure that additional patents will be issued to us or, if they are issued, as to the scope of their protection. Patents granted may not provide meaningful protection from competitors. Even if a competitor’s products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action, it would divert funds and resources which otherwise could be used in our operations and we cannot assure that we would be successful in enforcing our intellectual property rights. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we may operate or sell our products in the future. If third parties assert technology infringement claims against us, the defense of the claims could involve significant legal costs and require our management to divert time and attention from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly our results of operations may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

Use of our motors in vehicles could subject us to product liability claims, and product liability insurance claims could cause an increase in our insurance rates or could exceed our insurance limits, which could impair our financial condition, results of operations and liquidity.

Because some of our motors are designed to be used in vehicles, and because vehicle accidents can cause injury to persons and property, we are subject to a risk of claims for product liability. We carry product liability insurance of $1 million covering all of our products. If we were to experience a large insured loss, it might exceed our coverage limits, or our insurance carriers could decline to further cover us or raise our insurance rates to unacceptable levels, any of which could impair our financial position, results of operations and liquidity.

We are defending a lawsuit that has been brought against our wholly owned subsidiary, UQM Electronics, Inc., involving breach of contract and other claims. An adverse outcome of this lawsuit could have a material adverse effect on our financial condition, results of operations and liquidity.

A lawsuit has been filed against our wholly owned subsidiary, UQM Electronics, Inc., alleging breach of contract and other claims. For a description of this legal action, see "Business-Legal Proceedings." This action is in a preliminary phase and the ultimate outcome is uncertain. The claimed damages exceed our working capital. An adverse outcome of this lawsuit could have a material adverse effect on our financial condition, results of operations and liquidity.

Risks Related to this Offering

You will experience immediate and significant dilution in the value of your shares and may experience further dilution upon any future exercise of warrants and stock options.

If you purchase common stock in this offering, you will incur immediate dilution, which means that you will pay a price per share that exceeds the net tangible book value per share of common stock immediately following the offering. Based on the offering price of $2.15 per share, the dilution, on a pro forma basis, would have been equal to $1.65 per share as of June 30, 2004 with respect to the shares purchased in this offering, assuming no exercise of the underwriter’s over-allotment option.

We have outstanding options and warrants to acquire 2,758,114 shares of our common stock as of November 1, 2004, and from time to time, we may issue additional stock options to employees and non-employee directors pursuant to our equity incentive plans. You may experience further dilution if these warrants and options are exercised by their holders.

We have broad discretion in how we use the net proceeds from this offering and ultimately may not use them effectively.

We plan to use the net proceeds from this offering for general corporate purposes, including working capital and other business opportunities. Our management has broad discretion over how to use the funds provided by this offering, and we could use these proceeds in ways which our stockholders may not desire. The failure of our management to use such funds effectively could result in unfavorable returns. This could have a material adverse effect on our financial position, results of operations and liquidity.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents we incorporate by reference contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this prospectus and the documents we incorporate by reference and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things, the development of markets for our products; the adequacy of our cash balances and liquidity to meet future operating needs; and our ability to sell equity or debt securities. Important risk factors that could cause actual results to differ from those contained in the forward-looking statements are listed above under "Risk Factors."

USE OF PROCEEDS

The net proceeds from this offering will be approximately $6,817,400, after deducting the underwriting discount of 9% and estimated offering expenses of $226,000. We expect to receive net proceeds of approximately $7,873,910 if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discount and other estimated expenses.

We plan to use the net proceeds from this offering for general corporate purposes, including working capital and other business opportunities.

DILUTION

Investors in this offering will experience dilution, measured by the difference between the purchase price of the securities sold and the adjusted net tangible book value per share after the offering. Net tangible book value per share of common stock on any given date is determined by dividing the net tangible book value (total tangible assets less total liabilities), by the number of shares of common stock outstanding. At June 30, 2004, our net tangible book value was $4,665,689, or $0.24 per share of common stock outstanding. If we had sold 3,600,000 shares at $2.15 per share on June 30, 2004 (less assumed underwriting discount of 9% and other expenses of the offering), our adjusted net tangible book value on June 30, 2004 would have been $11,483,089 or $0.50 per share, representing an immediate increase in net tangible book value of $0.26 per share to existing stockholders and an immediate dilution of $1.65 per share to purchasers of common stock in this offering.

The following table illustrates this example on a per share basis:

Common stock purchase price	$2.15
Net tangible book value before the offering	$0.24
Increase attributable to new investors	$0.26
Adjusted net tangible book value after the offering	$0.50
Dilution to purchasers	$1.65

The example excludes 2,758,114 shares which were subject to outstanding options and warrants as of November 1, 2004, at exercise prices ranging from $2.30 to $8.75 per share and assumes no exercise of the underwriters’ over-allotment option. To the extent these securities are exercised there may be further dilution to new investors.

DETERMINATION OF OFFERING PRICE

The offering price of securities issued by us under this prospectus was based on the market price of our common stock, with appropriate adjustment for market demand, and negotiations between us and the underwriters.

DESCRIPTION OF CAPITAL STOCK

Pursuant to our restated articles of incorporation, our authorized capital stock consists of 50,000,000 shares of common stock. As of November 1, 2004, we had 19,574,730 shares of common stock outstanding.

Our outstanding shares of common stock are listed on the American Stock Exchange under the symbol "UQM". We intend also to list any additional common stock sold in this offering on the AMEX.

Any shares of common stock we sell in this offering will be fully paid and non-assessable.

Our common shareholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common shareholders. Our common shareholders do not have preemptive or cumulative voting rights.

Our common shareholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. We do not intend to pay cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, our common shareholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Our common shareholders do not have any preemptive, subscription, redemption or conversion rights.

We will notify common shareholders of any shareholders’ meetings according to applicable law.

Our transfer agent and registrar for our common stock is Computershare Investor Services.

PRICE RANGES OF OUR COMMON STOCK

Our common stock trades on the American Stock Exchange. The high and low sale prices, by fiscal quarter, as reported by the AMEX for the periods indicated are as follows:

2005	High	Low

Third Quarter (through November 1, 2004)	$2.55	$2.00
Second Quarter	$3.00	$2.19
First Quarter	$3.49	$2.44

2004	High	Low

Fourth Quarter	$3.60	$2.26
Third Quarter	$3.70	$2.56
Second Quarter	$3.88	$2.90
First Quarter	$3.20	$2.05

2003	High	Low

Fourth Quarter	$3.85	$2.45
Third Quarter	$3.40	$2.20
Second Quarter	$4.30	$1.55
First Quarter	$4.60	$3.40

On November 1, 2004 the closing price of our common stock, as reported on the American Stock Exchange, was $2.21 per share and as of October 28, 2004 there were 874 record holders of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Financial Condition

Cash and cash equivalents at June 30, 2004 were $2,887,678 and working capital (the excess of current assets over current liabilities) was $3,239,000 compared with $3,005,709 and $3,972,559, respectively, at March 31, 2004. The decrease in cash and cash equivalents and working capital is primarily attributable to cash used by operating activities during the first quarter.

Accounts receivable declined $18,597 to $494,398 at June 30, 2004 from $512,995 at March 31, 2004. The decrease is primarily attributable to lower revenue levels.

Costs and estimated earnings on uncompleted contracts increased $81,550 to $327,534 at June 30, 2004 versus $245,984 at March 31, 2004. The increase is due to less favorable billing terms on contracts in process at June 30, 2004. Estimated earnings on contracts in process declined to $72,381 or 2.5 percent of contracts in process of $2,942,226 at June 30, 2004 compared to estimated earnings on contracts in process of $305,943 or 12.2 percent of contracts in process of $2,500,059 at March 31, 2004. The decrease in estimated margins on contracts in process is attributable to anticipated cost overruns on certain engineering projects.

Inventories increased $203,247 to $631,685 principally due to higher levels of raw material, work-in process and finished goods inventories which increased $75,357, $109,715 and $18,175, respectively. The increase in raw materials inventories is attributable to higher stocking levels associated with renewed production of wheelchair propulsion motors during the quarter. The increase in work-in-process inventories is attributable to higher production levels for low volume propulsion systems and fuel cell air compressor drive motors that will be shipped in future periods.

Prepaid expenses increased to $256,943 at June 30, 2004 from $72,649 at March 31, 2004 reflecting the prepayment of insurance premium costs on our commercial insurance coverages.

Assets of discontinued operations was nil at June 30, 2004 compared to $1,226,943 at March 31, 2004 due to the completion of the divestiture of the equipment and inventory of our electronic products segment on May 18, 2004 and the subsequent cessation of operations.

We invested $30,895 for the acquisition of property and equipment during the first quarter of the fiscal year compared to $44,733 for the comparable quarter last year. The decrease in capital expenditures is primarily due to a planned reduction in capital spending by the technology segment.

Accounts payable increased to $504,746 at June 30, 2004 from $392,474 at March 31, 2004, primarily due to the increased material purchases in our technology and motor manufacturing segments.

Other current liabilities increased $130,779 to $389,037 at June 30, 2004 from $258,258 at March 31, 2004. The increase is primarily attributable to a severance payment to an executive who retired and higher levels of employee benefits, property taxes, accrued engineering losses and customer deposits.

Note payable increased to $96,393 at June 30, 2004 compared to nil at March 31, 2004 due to the financing of premiums on our commercial insurance coverages.

Liabilities of discontinued operations was nil at June 30, 2004 compared to $542,617 at March 31, 2004 due to the completion of the divestiture of the equipment and inventory of our electronic products segment on May 18, 2004 and the subsequent cessation of operations.

Billings in excess of costs and estimated earnings on uncompleted contracts increased $12,520 to $201,772 at June 30, 2004 from $189,252 at March 31, 2004 reflecting billings on engineering contracts at a rate faster than the performance of the associated work during the first quarter of each fiscal year.

Long-term debt, less current portion decreased $32,680 to $913,743 at June 30, 2004 reflecting principal repayments on the mortgage debt for our Frederick, Colorado facility.

Long-term accrued lease obligation, less current portion was $155,764 at June 30, 2004 compared to $192,118 at March 31, 2004, reflecting the estimated obligation for future lease payments on subleased facilities of our discontinued electronic products segment. On May 18, 2004, we completed a sublease with the purchaser of the assets of this discontinued segment for the remaining term of our lease. However, we are the primary obligor on the lease and due to doubt regarding the sublessee’s financial capability to meet its obligation under the sublease, we have recorded the foregoing accrued lease obligation which is our estimate of the amount which will not be recoverable under the sublease agreement.

Common stock and additional paid-in capital increased to $195,747 and $58,030,883, respectively, at June 30, 2004 compared to $195,726 and $58,025,631 at March 31, 2004. The increase is attributable to cash proceeds from the sale of common stock under our Employee Stock Purchase Plan which accounted for $4,547 of the change and the exercise of common stock options issued under our 2002 Equity Incentive Plan which accounted for the remainder of the change.

Results of Operations

Quarter ended June 30, 2004 versus Quarter ended June 30, 2003

Results of Continuing Operations

Continuing operations for the quarter ended June 30, 2004, resulted in a loss of $697,721, or $0.04 per common share, on total revenue of $683,996 compared to a loss from continuing operations of $183,998, or $0.01 per common share, on total revenue of $1,879,896 for the comparable quarter last year. Operations for the first quarter resulted in a net loss of $714,903, or $0.04 per common share, versus a net loss of $390,326, or $0.02 per common share, for the first quarter last year.

Revenue from contract services declined $217,325, or 34.3 percent, to $415,990 for the first quarter of fiscal 2004 compared to $633,315 for the comparable quarter last year. The decrease is primarily attributable to cost overruns on certain engineering contracts which negatively impacted revenue recognition during the quarter.

Product sales revenue for the quarter declined 78.5 percent to $268,006 compared to $1,246,581 for the comparable quarter last year. Mechanical products segment product sales revenue decreased $788,658, or 78.1 percent, to $221,406 compared to $1,010,064 for the comparable quarter last year due to decreased shipments of wheelchair propulsion motors. Technology segment product sales revenue decreased $189,917 to $46,600 for the quarter ended June 30, 2004 compared to $236,517 for the comparable period last year due to reduced shipments of low volume motors and controllers and the transfer of production of fuel cell air compressor drive motors to our mechanical products segment from the our technology segment.

Gross profit margins for the first quarter decreased to a negative 19.3 percent compared to 22.1 percent for the comparable quarter last year. Gross profit margins on contract services decreased to a negative 39.8 percent for the first quarter compared to 31.2 percent margin for the comparable quarter last year. The decrease in contract services margins for the quarter is attributable to estimated cost overruns on certain engineering contracts. Gross profit margin on product sales during the first quarter declined to 12.4 percent compared to 17.5 percent for the comparable quarter last year. The decrease in margins on product sales resulted from decreased overhead absorption associated with lower production levels for wheelchair motors.

Research and development expenditures were $52,036 for the quarter ended June 30, 2004 compared to $144,789 for the comparable quarter last year. The decrease was primarily due to reduced investment in the internally funded development of a new micro-processor platform for our power electronic controls in the current quarter versus the comparable prior year quarter.

General and administrative expense for the quarter ended June 30, 2004 increased to $499,707 from $437,793 for the comparable quarter last year. The increase in general and administrative expenses is attributable to higher levels of marketing costs and severance expense for an executive who retired.

Interest income increased to $8,367 for the first quarter compared to $6,587 for the prior year first quarter. The increase is attributable to higher levels of invested cash during the quarter versus the comparable quarter last year.

Interest expense decreased by $2,754 to $19,860 for the quarter ended June 30, 2004 versus $22,614 for the comparable quarter last year. The decrease is attributable to lower average mortgage borrowings outstanding throughout the current fiscal quarter versus the comparable quarter last year.

Results of Discontinued Operations

In January 2004, we announced our intention to exit our contract electronics manufacturing business whose operations were reported as the electronic products segment. For all periods presented, we have reclassified operating results of the electronic products segment to loss from operations of discontinued electronic products segment. As of March 31, 2004, all segment assets were reclassified to the balance sheet caption "assets of discontinued operations", all segment liabilities other than future lease obligation were reclassified under the caption "liabilities of discontinued operations." Estimated future lease obligations were reclassified under the caption "accrued lease obligation". On May 18, 2004, we completed the divestiture of the assets of this business for $900,000 in cash and a 15% ownership interest in the purchaser. We did not record any value for the common stock of the purchaser received in this transaction. In addition, the purchaser executed a sublease on our St. Charles, Missouri manufacturing facility for the remaining term of our lease. However, we are the primary obligor on the lease and due to doubt regarding the sublessee’s financial capability to meet its obligation under the sublease, we have recorded an amount under the caption "accrued lease obligation" which is our estimate of the amount which will not be recoverable under the sublease agreement.

Loss from discontinued operations for the quarter ended June 30, 2004 was $17,182, or nil per common share, compared to a loss from discontinued operations of $206,328, or $0.01 per common share, for the prior year first quarter.

Fiscal year ended March 31, 2004 versus fiscal years ended March 31, 2003 and 2002

Results of Continuing Operations

Continuing operations for the fiscal year ended March 31, 2004, resulted in a loss of $1,422,315, or $0.07 per common share, compared to a loss from continuing operations of $933,507, or $0.05 per common share, and $419,065, or $0.02 per common share, for the fiscal years ended March 31, 2003 and 2002, respectively. The increase in the current year loss from continuing operations is attributable to lower revenue levels, higher levels of internally funded research and development expenditures and the inclusion in the prior two fiscal years of deferred gains on sale of real estate of $322,139, or $0.02 per common share, and $379,997, or $0.02 per common share, respectively.

Revenue from contract services declined $237,806, or 8.0 percent, to $2,747,833 at March 31, 2004 compared to $2,985,639 for the fiscal year ended March 31, 2003 primarily due to the application of additional engineering resources to internally funded research and development programs during the fiscal year. Revenue from contract services decreased $13,703, or 0.5 percent, for the year ended March 31, 2003 compared to revenue for the year ended March 31, 2002 reflecting decreased activity on revenue generating programs during the second half of fiscal year 2003.

Product sales this fiscal year declined 49.8 percent to $2,293,071 compared to $4,566,721 for the year ended March 31, 2003. Product sales revenue for the fiscal year ended March 31, 2003 declined 3.9 percent versus product sales revenue for the year ended March 31, 2002 of $4,749,653. Mechanical products segment revenue for the year ended March 31, 2004 decreased $2,435,363, or 58.9 percent, to $1,700,965 compared to $4,136,328 for fiscal year ended March 31, 2003 due to decreased shipments of wheelchair propulsion motors, which was partially offset by the launch of production of fan blower motors used in the air conditioning systems on a military aircraft. We expect production of wheelchair propulsion motors to continue at current levels through November 2005. We do not expect to receive additional orders for new wheelchair production motors from Invacare Corporation, although orders for field service and warranty units are expected to continue for the foreseeable future. Mechanical products segment revenue for the fiscal year ended March 31, 2003 rose $135,058, or 3.4 percent, versus revenue for the fiscal year ended March 31, 2002 reflecting increased shipments of wheelchair motors. Technology segment product revenue for the fiscal year ended March 31, 2004 increased $161,713, or 37.6 percent, to $592,106 compared to $430,393 for fiscal year ended March 31, 2003 due to increased shipments of fuel cell air compressor drive motors and proprietary propulsion systems. Technology segment product revenue for the fiscal year ended March 31, 2003 decreased $317,990, or 42.5 percent, versus revenue for the fiscal year ended March 31, 2002 reflecting reduced demand for proprietary propulsion systems.

Gross profit on contract services was 19.4 percent this fiscal year compared to 16.0 and 31.5 percent for the fiscal years ended March 31, 2003 and 2002, respectively. The increase in contract services margins for the current fiscal year versus the fiscal year ended March 31, 2003 is attributable to lower levels of cost overruns on certain engineering contracts this year versus the prior fiscal year period. The decrease in contract services margins for the fiscal year ended March 31, 2003 versus the fiscal year ended March 31, 2002 is attributable to cost overruns on certain engineering contracts. Gross profit margin on product sales this fiscal year was 14.5 percent compared to 14.8 percent and 9.8 percent in the fiscal years ended March 31, 2003 and 2002, respectively. The decrease in margins on product sales for this fiscal year versus the prior fiscal year resulted from decreased overhead absorption associated with lower revenue levels. The increase in margins on product sales for the fiscal year ended March 31, 2003 versus the fiscal year ended March 31, 2002 is due to reduced material costs.

Research and development expenditures for the fiscal year ended March 31, 2004 increased to $461,223 compared to $117,735 and $98,940 for the fiscal years ended March 31, 2003 and 2002, respectively. The increase is primarily due to internally funded development of a new micro-processor platform for our power electronic controls, production engineering costs and an increase in cost-share type contracts.

General and administrative expense this fiscal year was $1,799,472 compared to $2,245,182 and $2,139,851 for the fiscal years ended March 31, 2003 and 2002, respectively. The decrease in general and administrative expenses for this fiscal year versus last fiscal year is primarily attributable to cost reduction activities at all business units throughout the year. The increase in general and administrative expenses for the fiscal year ended March 31, 2003 versus the fiscal year ended March 31, 2002 is primarily attributable to higher levels of marketing and consulting costs.

Write-down of assets for the fiscal year ended March 31, 2004 of $30,523 is attributable to the write-down of patent application costs. The write-down of assets for the fiscal year ended March 31, 2003 of $26,384 is primarily attributable to the impairment and disposal of obsolete equipment.

Interest income declined to $26,362 for the current fiscal year compared to $28,035 and $64,068 for the fiscal years ended March 31, 2003 and 2002, respectively. The decrease is generally attributable to lower interest rates on invested funds versus the two prior fiscal years.

Interest expense increased to $84,193 for the year ended March 31, 2004 compared to $62,266 and $34,459 for the fiscal years ended March 31, 2003 and 2002, respectively. The increase is primarily attributable to higher average mortgage borrowings throughout the current fiscal year as compared to the two prior fiscal years.

Gain on sale of real estate was nil for the fiscal year ended March 31, 2004 compared to $322,139 and $379,997 for each of the two preceding fiscal years, respectively. The gain in the prior two fiscal years is attributable to the recognition of deferred gain from the sale of our facility in Golden, Colorado.

Results of Discontinued Operations

In January 2004, we announced our intention to exit our contract electronics manufacturing business. As a result, during the quarter ended March 31, 2004, we recorded a loss from operations of the discontinued electronic products segment of $3,364,638 of which $770,434 represents the loss on disposal of the segment’s assets. Additionally, for all periods presented, we reclassified operating results of the electronic products segment to loss from operations of discontinued electronic products segment. All segment assets were reclassified to the balance sheet caption "assets of discontinued operation" as of March 31, 2004. Lease and commitments were recorded as a current liability under the caption "liabilities and commitments of discontinued operations". On May 18, 2004, we completed the divestiture of the assets of this business for $900,000 in cash and a 15% ownership interest in the purchaser. We have not recorded any value for the common stock of the purchaser received in this transaction. In addition, the purchaser executed a sublease on our St. Charles, Missouri manufacturing facility for the remaining term of our lease. However, we are the primary obligor on the lease and due to doubt regarding the sublessee’s financial capability to meet its obligation under the sublease, we have recorded an estimate of the potential shortfall under our master lease should payments under the sublease obligation not be fully honored.

In October 2001, we announced our intention to exit our non-core contract gear manufacturing business. As a result, during the fiscal year ended March 31, 2002, we recorded a loss from operations of our discontinued gear division totaling $2,321,100, which includes a loss on disposal of $1,547,874. Additionally, for all periods presented, we reclassified operating results of the gear division to loss from operations of discontinued gear division. We completed the divestiture of the contract gear manufacturing business during the first quarter of the fiscal year ended March 31, 2003.

Loss from discontinued operations for the fiscal year ended March 31, 2004 was $3,364,638, or $0.18 per common share, compared to a loss from discontinued operations of $2,665,143, or $0.14 per common share, and $8,173,590, or $0.47 per common share, for the fiscal years ended March 31, 2003 and 2002, respectively.

Liquidity and Capital Resources

Our cash balances and liquidity throughout the first quarter were adequate to meet operating needs. At June 30, 2004, we had working capital (the excess of current assets over current liabilities) of $3,239,000 compared to $3,972,559 at March 31, 2004. Working capital decreased by $733,559 primarily due to operating losses during the quarter.

Net cash used in operating activities of continuing operations was $798,352 for the quarter ended June 30, 2004 versus net cash used of $529,081 for the comparable period last year. The increased cash usage is primarily attributable to higher levels of operating losses.

Net cash provided by investing activities of continuing operations for the first quarter was $843,756 compared to cash used in investing activities of $85,301 for the comparable period last year. The increase is primarily due to cash proceeds from the divestiture of the assets of our contract electronics manufacturing business for $895,000, net of selling expenses.

Net cash provided by financing activities of continuing operations was $73,229 for the quarter ended June 30, 2004 versus $139,381 for the comparable period last year. The decrease is attributable to reduced proceeds from bank borrowings during the current fiscal year.

Our debt facilities require compliance with certain financial covenants in order for the financing to continue to be available on a long-term basis. At June 30, 2004 we were in compliance with all financial covenants. In the event our operating results are not sufficient to maintain compliance with these covenants, we could experience a material adverse change in liquidity.

We expect to manage our operations and working capital requirements to minimize the future level of operating losses and working capital usage, however, we cannot provide assurance that we will be successful in achieving these objectives. We believe our available cash resources are sufficient to fund our current level of operations for at least fifteen months. During fiscal 2004, the emerging market for hybrid electric automobiles began to expand at an unexpected rate due to the market success of the Toyota Prius hybrid electric passenger car and the Honda Insight and Civic hybrid electric passenger cars. As a result, several auto makers have announced planned introductions of similar vehicles and others are expected to follow as the market acceptance of these vehicles continues to grow. As a result of this industry trend, we currently expect expanded demand for our proprietary propulsion systems which are suited for a wide range of hybrid electric vehicle platforms. In order to capitalize on this anticipated expansion in demand, we currently expect to make substantial investments in human resources, manufacturing facilities and equipment, production and application engineering among other things, and the scope of these investments may exceed our currently available cash resources. Accordingly, we expect to fund our future operations from existing cash balances and from the future issuance of equity or debt securities or a combination thereof. We can, however, not provide any assurance that financing or equity capital to fund planned operations will be available on terms acceptable to us. In the event financing or equity capital to fund future growth is not available, we will modify our strategy to align our operations with then available financial resources.

Contractual Obligations

The following table presents information about our contractual obligations and commitments as of June 30, 2004:

Tabular Disclosure of Contractual Obligations		Payments due by Period

	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years

Long-Term Debt Obligations	$1,041,540	127,797	913,743	-	-
Operating Lease Obligations*	$716,836	268,988	447,848	-	–
Executive Compensation under Employment Agreements	$2,030,000	432,000	1,339,000	259,000	–

Total	$3,788,376	828,785	2,700,591	259,000	–

*Excludes sublease payments

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in United States requires management to make judgements, assumptions and estimates that effect the dollar values reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for but not limited to allowance for doubtful accounts receivables, costs to complete contracts, recoverability of inventories and warranty costs. Actual results could differ materially from these estimates. The following critical accounting policies are impacted significantly by judgements, assumptions and estimates used in preparation of the Consolidated Financial Statements.

Accounts Receivable

Our trade accounts receivable are subject to credit risks associated with the financial condition of our customers and their liquidity. We evaluate all customers periodically to assess their financial condition and liquidity and set appropriate credit limits based on this analysis. As a result, the collectibility of accounts receivable may change due to changing general economic conditions and factors associated with each customers’ particular business. It is reasonably possible, that future events or changes in circumstances could cause the realizable value of our trade accounts receivable to decline materially, resulting in material losses.

Asset Recovery and Realization – Discontinued Operations

On May 18, 2004, we completed the sale of the assets of our electronic products segment. Part of the consideration received from this divestiture was common stock of the purchasing entity, a privately-held corporation. In our judgement there is doubt regarding our ability in the future to sell or otherwise liquidate the common stock of the purchasing entity, and accordingly, we recorded the stock at no value as a result of this uncertainty. In the event we are able to realize value from the sale or liquidation of this asset at a future date, we would at that time record a gain equal to the amount of the value received. In addition, the purchaser completed a sublease agreement with us whereby it assumed the remaining lease obligation under our master lease. Similarly, in our judgement there is doubt regarding the purchaser’s financial capability to meets its obligations under the sublease agreement. Accordingly, we have recorded a liability of $195,257 at June 30, 2004 which represents the amount we estimate will not be recoverable under the sublease agreement. This estimate could be revised either up or down depending on future events, and any such changes could result in a material impact on our financial condition, results of operations and liquidity.

Inventories

We maintain raw material inventories of electronic components, motor parts and other materials to meet our expected manufacturing needs for proprietary products. Some of these components may become obsolete or otherwise impaired due to bulk purchases in excess of customer requirements. Accordingly, we periodically assess our raw material inventory for potential impairment of value based on then available information, expectations and estimates and establish impairment reserves for estimated declines in the realizable value of our inventories. The actual realizable value of our inventories may differ materially from these estimates based on future occurrences and any resulting change in our estimates. It is reasonably possible, that future events or changes in circumstances could cause the realizable value of our inventories to decline materially, resulting in material impairment losses.

Percentage of Completion Revenue Recognition on Long-term Contracts: Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

We recognize revenue on the development projects funded by our customers using the percentage-of-completion method. Under this method, contract services revenue is based on the percentage that costs incurred to date bear to management’s best estimate of the total costs to be incurred to complete the project. Many of these contracts involve the application of our technology to customers’ products and other applications with demanding specifications. Management’s best estimates have sometimes been adversely impacted by unexpected technical challenges requiring additional analysis and redesign, failure of electronic components to operate in accordance with manufacturers’ published performance specifications, unexpected prototype failures requiring the purchase of additional parts and a variety of other factors that may cause unforeseen delays and additional costs. It is reasonably possible that total costs to be incurred on any of the projects in process at June 30, 2004 could be materially different from management’s estimates, and any modification of management’s estimate of total project costs to be incurred could result in material changes in the profitability of affected projects or result in material losses on any affected projects.

BUSINESS

General

We are a developer and manufacturer of energy efficient, power dense, electric motors, generators and power electronic controllers. Our primary focus is incorporating our advanced technology into products aimed at existing commercial markets for electrically propelled vehicles such as wheelchairs, golf carts and industrial utility vehicles as well as emerging markets expected to experience rapid growth including propulsion systems for clean electric, hybrid electric and fuel cell electric on-road and off-road vehicles, vehicle auxiliaries including those configured to operate at 42 volts and environmentally friendly, distributed power generators. Through January 22, 2004, we operated our business in three segments:

1) technology - which encompasses the further advancement and application of our proprietary motors, generators, power electronics and software;

2) mechanical products – which encompasses the manufacture of motors and generators; and

3) electronic products which encompasses the manufacture of electronic printed circuit board assemblies, wire harnesses and complete electronic boxes.

On January 22, 2004, we formalized a plan to sell or close our contract electronics manufacturing business. On May 18, 2004, we completed the sale of the assets of this business for $0.9 million in cash and a 15% ownership interest in the purchaser. The financial results of this business segment for the current fiscal year and the previous two fiscal years have been presented for financial reporting purposes in our statement of operations under the caption discontinued operations. Our $0.01 par value common stock trades on the American Stock Exchange under the symbol "UQM."

Our revenue from continuing operations is derived from two principal sources:

1) funded contract research and development services performed for strategic partners, customers and the U.S. government directed toward either the advancement of our proprietary technology portfolio or the application of proprietary technology to customers’ products; and

2) the manufacture and sale of products engineered by us.

Our objective is to leverage our technology base and name recognition to develop and manufacture products for our customers that are superior in performance at competitive prices. To this end, we have initially focused our attention on four market areas that have significant growth potential:

1) electric propulsion systems, generators and power electronic controllers for electric, hybrid electric and fuel cell electric vehicles. In the case of hybrid electric powerplants, additional customers include Tier I and Tier II automotive suppliers who hope to provide complete hybrid electric systems to their automotive customers;

2) electric propulsion systems and electronic controllers for small vehicles, such as electric wheelchairs, golf carts, small industrial vehicles, lawn and ground care equipment and the like;

3) vehicle auxiliaries including under-the-hood power accessories, such as electric air conditioning compressors and electric power steering which are expected to replace existing belt-driven parasitic components now in use as part of the automotive industry’s adoption of a new 42 volt standard and fuel cell components such as air compressor drive motors and electronic controllers to manage the operation of the fuel cell and its power generation; and

4) distributed power generation products such as wind generators, engine generators and power electronic controllers for both residential and commercial customers that need standby or backup power, remote stand-alone power and grid-connected power.

Fundamental to this strategy is the continual advancement of our proprietary motor, generator, power electronic controller and software technology portfolio and the maintenance of a high quality and competitive manufacturing capability for products developed by us.

We have two principal operating units:

1) UQM Technologies, Inc., located in Frederick, Colorado, which includes the Corporate Headquarters and Engineering and Product Development Center; and

2) our wholly-owned subsidiary, UQM Power Products, Inc., also located in Frederick, Colorado, which manufactures permanent magnet electric motors and generators.

We also have a minority ownership position in EV Global Motors Company, and a convertible debt position in Windemere Eco Development Limited. The carrying value of these investments on our balance sheet has been reduced to zero because they were impaired under generally accepted accounting principles. EV Global, based in Los Angeles, is a developer and distributor of electric bicycles. Windemere is an environmentally sensitive development of Windemere Island in the Bahamas. In May 2004, we received a 15% ownership in CD&M Electronics, Inc., a privately-held contract electronics manufacturing company, as part of the divestiture of our wholly-owned subsidiary, UQM Electronics, Inc. We did not record any value on our books for our ownership interest in CD&M because of substantial doubt as to the liquidity and realization of any such value. Prior to February 2004, we also had a 38.25 percent ownership interest in Taiwan UQM Electric Co., Ltd., a joint venture with Kwang Yang Motor Company, Ltd. and Turn-Luckily Technology Co., Ltd. Taiwan UQM, located in Taipei, Taiwan, was a licensee of ours and a manufacturer of starter motors and alternators for gasoline scooters. We sold our ownership interest in Taiwan UQM during the fourth quarter of fiscal 2004 for $445,275 resulting in a gain of $60,975 after recording the realization of cumulative foreign currency losses during the period of our ownership. Coincident with the sale, the license agreement with Taiwan UQM and the right of Taiwan UQM to use the UQM(R) trademark were terminated. In addition, within the six months from the date of sale, Taiwan UQM is obligated to change its corporate name to eliminate any reference to the trademark UQM(R) or UQM Technologies, Inc.

Technology Segment

Our technology segment encompasses the operations of the Engineering and Product Development Center which shares a 28,000 square foot facility located in Frederick, Colorado with our motor manufacturing operations which are reported in the mechanical products segment. The Engineering and Product Development Center is equipped with research and development laboratories, prototype build and test facilities for electric motors, generators, power electronic controllers, software, and vehicle integration activities. The technology segment conducts sponsored and internally-funded engineering activities directed toward the development of new products and the engineering of motors, generators, and power electronic controllers to meet the requirements of customers’ specific product applications, engineering services for our mechanical products segment and the low volume manufacture of motors, generators and power electronic controllers.

Mechanical Products Segment

Our mechanical products segment encompasses the operations of our wholly-owned subsidiary, UQM Power. UQM Power shares a 28,000 square foot facility located in Frederick, Colorado with the technology segment. Prior to October 2001, UQM Power’s operations consisted of the volume manufacture of motors and the contract manufacture of gears and gear assemblies. Due to continuing weak demand in the markets we served, the gear market generally, and industry trends toward greater sourcing of customer gear requirements overseas, we divested our non-core contract gear manufacturing business. As a result, the operating results of the discontinued gear business are reported as discontinued operations in the statement of operations for the fiscal years ended March 31, 2003 and 2002.

Electronic Products Segment – Discontinued Operations

In January 2004, we formalized a plan to sell or close our wholly-owned subsidiary UQM Electronics, Inc., located in St. Charles, Missouri. This business consisted of the manufacture of thru-hole and surface mount electronic printed circuit board assemblies, wire harness assemblies, value-added component assemblies incorporating either printed circuit board assemblies, wire harness assemblies or both, and complete turn-key electronic product builds. Over the last several years, segment operations were adversely impacted by a broad and significant business downturn in the contract electronics manufacturing sector, generally, including a substantial decline in consumer demand for electronic products which contributed to the our decision to divest this non-core business. On May 18, 2004, we completed the divestiture of the assets of this business for $0.9 million in cash and a 15% ownership interest in the purchaser. The purchase price was determined by negotiation between us and the purchaser. In addition, the purchaser executed a sublease on our St. Charles, Missouri manufacturing facility for the remaining term of our lease. The operations of UQM Electronics, Inc. are reported as discontinued operations in our statement of operations for the fiscal years ended March 31, 2004, 2003 and 2002.

Technology

Our technology base includes a number of proprietary technologies and patents relating to brushless permanent magnet motors, generators and power electronic controllers, together with software code to intelligently manage the operation of the system. See also "Patents" below.

The typical architecture of a UQM(R) motor consists of a stator winding employing a high pole count configuration, which allows for high copper utilization (minimizing energy loss and cost) and a hollow rotor upon which powerful rare earth magnets are mounted on the outer circumference. The stator is affixed to an aluminum housing containing a mounting ring and bearings, which allows the rotor to be suspended within the stator. Commutation of the machine is accomplished electronically by sensing the position of the rotor in relation to the stator and intelligently pulsing electrical energy into the stator such that the electric field generated by the stator interacts with the magnetic field of the rotor producing rotational motion. Conversely, the application of rotational motion to the rotor by an external force results in the generation of electrical power. UQM(R) machines can be operated in either a forward or reverse direction of rotation and either in motor or generator mode and can dynamically change from one mode of operation to another in millisecond response time. The hollow design of the rotor permits the packaging of other components such as gears and electromechanical brakes in the interior of the machine. These design features contribute to lower usage of copper and iron and other materials generally (due to smaller package dimensions), reducing manufacturing cost over those for conventional machines of similar power. In addition, the utilization of neodymium-iron-boron (NdFeB) magnet material in a wide range of consumer devices, such as cell phones, disk drives and medical devices, has dramatically improved the availability, performance and price of this material, allowing us to price our advanced motors and controls competitively with lesser performing conventional motors which management believes will accelerate the rate of commercialization of our technology.

Attributes of the our permanent magnet motor technology include brushless electronic commutation; a relatively large air-gap dimension; the use of powerful rare earth NdFeB magnet material; good heat rejection; low iron content; and low mechanical losses. As a result, UQM(R) motors have high operating efficiencies (>90%), high power density (high power output to weight ratio) and generally have smaller external dimensions and weight for a given power output, improving packageability.

Attributes of our microprocessor-based digital power electronic controllers include high power operation, four quadrant control (forward/reverse and motoring/generation), reduced switching losses (minimizing energy loss), intelligent control and controller area network capability.

In addition, we have developed and patented a method of control embodied in electronic component architecture and software code (Phase Advance Control) which allows UQM(R) motors to deliver high output torque at low operating speeds and low torque at high operating speeds from the same machine. Conventional permanent magnet motor designs are limited to operating at either high torque at low speeds or low torque at high speeds; but not both. In most vehicle propulsion applications, high torque is required to launch the vehicle from a standing stop transitioning to high power as the vehicle is accelerated to highway speeds. In conventional internal combustion engine powered vehicles, the transition from high torque to high power is typically accomplished through the multiple gear changes performed by a mechanical transmission. UQM(R) motors, incorporating phase advance technology, are ideally suited as propulsion drives in electric, hybrid electric and fuel cell electric vehicles due to the ability to power a vehicle from a standing stop to highway speeds without mechanical gear changes, thereby eliminating the size, weight and cost of mechanical transmissions.

We have developed an integrated electric traction system, the next generation of our motor technology for vehicle propulsion applications including battery, hybrid and fuel cell electric vehicles. The system maximizes the advantages of the UQM(R) motor architecture by packaging a single speed gear reduction and differential inside the hollow rotor and integrating the power electronic controller with the machine. The system is the electrical equivalent of a conventional powertrain consisting of an internal combustion engine, transmission and differential. The system measures 15 inches (380 mm) in length with an 11 inch (280mm) diameter (excluding an optional electronic controller), incorporates internal epicyclic single-stage gearing, off-the-shelf internal differential components and parking pawl, and delivers continuous power of 30 kW, peak power of 75 kW and peak torque of 1,700 N-m. The optional, fully integrated, intelligent electronic controller can be programmed to meet a variety of vehicle configurations and incorporates controller area communications protocol for ease of use and integration by original equipment manufacturers. The complete system, including electronic controller and gearing has a peak efficiency exceeding 91 percent. In 2003, the operating performance of this system was independently verified through performance validation testing conducted by the U.S. Department of Energy’s Argonne National Laboratory Advanced Powertrain Research Facility.

Similarly, we are developing a line of modular motors that are expected to improve the continuous power output of our existing motors and generators by about 25 percent without increasing size or weight. Preliminary testing of initial prototypes is underway and we have filed several patent applications surrounding the design features of our line of modular motors.

We have also developed and successfully tested a permanent magnet electronic motor system that achieves a 10 to 1 top speed to base speed ratio (constant power speed ratio). The newly developed system provides both high torque and high speed capability in the same machine at levels significantly greater than that of the industry’s best performing motor technology. Many electric motor applications require high torque capability for starting and low speed operation, but must also achieve high speed. For military vehicles, high torque at low speed translates into obstacle and grade climbing capability, while high speed enables pursuit, dash and evasive maneuvers as well as on-road convoy transport. Many commercial applications have similar requirements. Conventional vehicles achieve the high torque required for launch and low end acceleration and the constant power required for high road speed by using a transmission and multiple gear changes. Prior to the performance breakthrough, UQM(R) systems incorporating phase advance were able to achieve a top speed to base speed ratio of 4 to 1. Electrically propelled vehicles designed around 4 to 1 limitation, sometimes require unwanted gearing and/or have less than desired performance. This has particularly been the case in the more demanding off-highway equipment and military vehicle applications. Providing vehicle developers with electric propulsion systems capable of a top speed to base speed ratio of 10 to 1 overcomes a significant limitation and opens up many new application opportunities for UQM(R) systems. In February 2003, we were granted a U.S. Patent covering our innovative and low cost design for accurately sensing the position of rotating shafts, the technology originally developed and incorporated in proprietary gearless brushless direct drive wheelchair motors. We believe that the patented technology has potentially broad application in a wide range of products where resolvers are used and we are pursuing commercialization of the technology directly with end users and through potential licensing arrangements.

In September 2003, we developed a new method of control for our permanent magnet motor and generator systems that further enhances their performance. The new method of control incorporates sophisticated techniques that extract power from substantially the entire electrical cycle of the motor, resulting in maximized power output and efficiency. Testing of these performance enhancements demonstrated increased peak power output by 33 percent, continuous power output by nearly 100 percent and improved system efficiency at various operating points from 2 to 8 percent. In addition, the new method of control includes enhanced user configurable functionality, increased data transmission and processing speeds which improve the feedback, prognostics and diagnostic capabilities, all of which enhance the durability and functionality of the systems.

In March 2004, we introduced a 42 volt integrated starter motor generator system that mounts directly to the engine crankshaft and delivers 710 newton-meters of engine starting torque, 10 kilowatts of power-assist in motoring mode and peak power generation of 15 kilowatts at engine operating speeds from 1,200 rpm to 2,800 rpm. The system is designed as a power-assist hybrid system for light and medium duty trucks, sport utility vehicles and off-road vehicles. The starter motor generator unit, which can also be configured to deliver a variety of speed/torque profiles, measures four inches in length and 16 inches in diameter, excluding the flywheel housing, and is designed to be fully integrated in the flywheel of an engine. The system also features a controller area network compatible UQM(R) power electronic digital controller that intelligently manages the system’s operation including the dynamic application of the power-assist motoring function and regenerative braking function.

Power-assist systems provide additional power-on-demand to the drivetrain of a hybrid vehicle to enhance the performance of the engine and vehicle while reducing fuel consumption. The power-assist feature provides up to 10 kW of acceleration power to the engine for a short duration during high engine load conditions. Additional features of the system include high-speed engine start capability, regenerative braking and higher levels of onboard electrical power availability to handle increased electrical loads from accessories. The UQM(R) power-assist system was developed in response to customer demand for a low cost system capable of delivering meaningful improvements in vehicle performance, fuel consumption and onboard power availability. The system has undergone extensive evaluation and demonstration testing in two hybrid electric vehicles.

Substantially all of our research and development activities are the result of projects contracted with and funded by customers, for which we typically retain intellectual property rights in the resulting technology developed. Customer funded development activities are recorded as contract services revenue and the associated development costs are shown as cost of contract services in our financial statements.

In recent years, we have focused our research and development activities on the development of commercial products and production engineering activities to lower the cost of manufacture, as well as enhance the performance and capability of our technology portfolio, as opposed to basic research in the field. We believe that our future growth is dependent, in part, on the continued advancement of our technology portfolio and our ability to commercialize our technology in additional product applications and markets. Accordingly, we expect to continue to pursue additional customer funded programs and to selectively invest in internally funded development projects to accomplish this objective.

Competition

All of the markets in which we operate are highly competitive. The markets served by the technology segment are additionally characterized by rapid changes due to technological advances that can render existing technologies and products obsolete.

The technology segment has developed advanced electric propulsion systems and components which it hopes to market to vehicle Original Equipment Manufacturers and their Tier I suppliers throughout the world for use in electric, hybrid electric and fuel cell electric vehicles. During fiscal 2004, the emerging market for hybrid electric automobiles began to expand at an unexpected rate due to the market success of the Toyota Prius hybrid electric passenger car and the Honda Insight and Civic hybrid electric passenger cars. As a result, several auto makers have announced planned introductions of similar vehicles and others are expected to follow as the market acceptance of these vehicles continues to grow. In order to capitalize on this expanded demand, we anticipate that we will need to make substantial investments in human resources, manufacturing facilities and equipment, production and application engineering among other things, in order to compete successfully as this market emerges. We cannot assure you that we will be able to compete successfully in this market or any other market that now exists or may develop in the future. There are numerous companies developing products that do or soon will compete with our systems. Some of these companies possess significantly greater financial, personnel and other resources than we do, including established supply arrangements and volume manufacturing operations. We believe our principal competitors include Honda, Toyota, Hitachi, Matsushita, Siemens, Delphi and Ballard Power Systems.

The mechanical products segment competes primarily in the automotive, heavy equipment, military, aerospace and medical products industries. Each of these industries is extremely competitive. We will face substantial competition on a continuing basis from numerous competitors, many of whom possess longer operating histories, significantly greater financial resources and marketing, distribution and manufacturing capability. We believe our principal competitors include Advanced DC, Allied Motion, Emerson Electric, General Electric, Rockwell International, and Baldor.

Patents

We hold several groups or families of patents.

U.S. Patent Nos. 5,004,944; 5,311,092 and 5,319,844 disclose and claim an electromagnetic transducer and method of making the same. Corresponding applications have been filed and issued in several foreign countries.

U.S. Patent No. 5,107,151 discloses and claims a switching circuit employing semi-conductor devices in series with an inductor to avoid commutation breakdown and extending the current range of switching by using IGBT devices. Corresponding applications have been filed in foreign countries, some of which have issued, and some of which have been abandoned.

U.S. Patent No. 5,592,731 and U.S. Patent No. 5,382,859 relate to a stator for high-power density electric motors and generators, and a method of constructing the same. Corresponding applications have been filed in foreign countries, and most of these foreign applications have issued as patents.

U.S. Patent No. 5,677,605 discloses and claims a brushless motor and drive system using phase timing advancement. Corresponding applications have been filed in foreign countries, some of which are issued, some of which have been abandoned, and some of which are pending.

U.S. Patent No. 5,982,063 discloses and claims an electric motor having an internal brake. Corresponding patent applications have been filed in foreign countries. Some of the foreign applications have issued, and others are still pending.

U.S. Patent No. 6,522,130 and 6,693,422 disclose and claim a method for controlling a brushless electric motor having a rotor, and relates to a method for sensing rotor position and detecting rotational speed. Corresponding applications have been filed and are pending in several foreign countries. The foreign applications have either issued or are still pending.

During 1994, we executed an agreement with Alcan Aluminium Limited in which Alcan assigned to us all of its rights, title and interests in certain motor technology developed under a program funded by Alcan.   This agreement further provides that we shall pay to Alcan royalties of one-half of one percent on revenue derived from the manufacture and sale of products or processes embodying the related technology.

We also intend to rely on the unpatented proprietary know-how we have developed and now utilize in our products. We cannot provide assurance that others will not independently develop, acquire or obtain access to our technology. Although we protect our unpatented proprietary rights by executing confidentiality agreements with our management, employees and others with access to our technology, these measures may not be adequate to protect us from disclosure or misappropriation of our proprietary information.

Trademarks

We own three U.S. Trademark Registrations for "UNIQ" (International Class 7 for power Transducers, Class 12 for Utility Land Vehicles, and Class 16 for Publications). The Class 12 trademark is subject to renewal in June 2006; the Class 7 trademark is subject to renewal in August 2006; and the Class 16 trademark is subject to renewal in February 2007.

We have registered the letters "UQM" in the U.S. Patent and Trademark Office. Counterpart applications have been filed in numerous countries throughout the world, most of which have granted registrations or indicated them to be allowable. Those trademarks are directed to the same trademark classes as the mark "UNIQ". The foreign trademark registrations and applications include major markets where we are doing business or establishing business contacts.

We have also registered the trademark "POWERPHASE" which we use in conjunction with certain of our propulsion systems. Corresponding applications for trademark registration were filed in 11 countries. The trademark is registered in the European Community and various other foreign countries.

U.S. Government Contracts

Some of our contracts with the U.S. Government provide for the reimbursement of costs on a 50 percent cost-sharing basis based on not-to-exceed billing rates negotiated between us and the U.S. Government. Other U.S. Government business is performed under firm fixed price contracts. On "cost-share" and "firm fixed price" contracts, we can incur an actual loss in the performance thereof if incurred costs exceed the contract amount. All U.S. Government contracts with us are subject to modification or cancellation at the convenience of the Government.

Employee and Labor Relations

As of September 22, 2004, we had 34 full-time employees. We have entered into employment contracts with two of our executive officers, which expire December 31, 2007. None of our employees are covered by a collective bargaining agreement. Management believes that our relationship with employees has been generally satisfactory.

In addition to our full-time staff, we from time to time engage the services of outside consultants and contract labor to meet peak workload or specialized program requirements. We do not anticipate any difficulty in locating additional qualified professional engineers, technicians and production workers, if so required, to meet expanded research and development or manufacturing operations.

Litigation

Our wholly-owned subsidiary, UQM Electronics, Inc. filed a lawsuit in Circuit Court of St. Louis County, Missouri in June 2002 against Hussmann Corporation, a wholly owned subsidiary of Ingersoll Rand Corporation, a former contract manufacturing customer of our electronic products segment. The lawsuit sought payment for inventory purchased on behalf of the customer and lost profits on a cancelled production order of approximately $700,000 plus attorneys’ fees and other costs. The customer filed various counterclaims, including breach of contract for failing to meet certain deadlines established in the contract and failure to deliver products that met the specifications of the contract with asserted damages of $6,200,000. On January 16, 2004, the court issued a ruling dismissing our claims with prejudice. The court also dismissed Hussmann’s counterclaims with prejudice to the extent they were affected by the commercial impracticability that the Court found to exist and without prejudice to the extent they were not affected by commercial impracticability. Neither party appealed this judgment and the time for appeals expired in February 2004. In May 2004, UQM Electronics, Inc. sold substantially all of its assets, and no longer conducts any business.

In June 2004, Hussmann re-filed suit against UQM Electronics, Inc. in Circuit Court of St. Charles County, Missouri on the same claims that were dismissed in January 2004. Hussmann’s current complaint alleges that its claims for damages with respect to product deliveries due prior to the date Hussmann purported to cancel the production order are not affected by any commercial impracticability. This claim is for damages in excess of $1,500,000 plus prejudgment interest, attorneys’ fees and other costs. Hussman has filed a motion for summary judgment with respect to this claim. Alternatively, Hussmann alleges that the court had no jurisdiction to dismiss Hussmann’s claims with prejudice based on its finding of commercial impracticability. This claim is for damages in excess of $6,200,000 plus prejudgment interest, attorneys’ fees and other costs. We have answered the complaint and believe that Hussmann’s claims, including its summary judgment claim, are without merit and we intend to contest them vigorously. Nevertheless, this action is in a preliminary stage, and we cannot assure you that there will not be an adverse judgment.

In addition, we are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, and based on current available information, the ultimate disposition of these matters is not expected to have a material adverse effect on our financial position, results of operations or cash flow, although there can be no assurance that adverse developments in these matters could not have a material impact on a future reporting period.

Change in Accountants

The Audit Committee of our Board of Directors annually considers and recommends to our Board of Directors the selection of our independent auditors. As recommended by the Audit Committee, the Board of Directors on September 16, 2004 dismissed our independent auditors, KPMG LLP, and engaged Grant Thornton LLP as our independent auditors to audit our financial statements for the fiscal year ending March 31, 2005.

KPMG LLP’s reports on our consolidated financial statements for the two most recent fiscal years ended March 31, 2004 and 2003 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years ended March 31, 2004 and 2003 and the subsequent interim period through the date of KPMG LLP's dismissal, there were

(a) no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to KPMG LLP's satisfaction, would have caused KPMG LLP to make reference to the subject matter of such disagreement in connection with its reports on our financial statements, and

(b) no reportable events as listed in Item 304(a)(1)(v) of Regulation S-K.

We provided KPMG LLP with a copy of this disclosure about the change in accountants. On September 21, 2004, we filed with the Securities and Exchange Commission a Current Report on Form 8-K containing this disclosure, along with a copy of KPMG LLP's letter to the Securities and Exchange Commission, dated September 20, 2004.

During the three most recent fiscal years ended March 31, 2004, 2003 and 2002, and the subsequent interim period through the date of Grant Thornton LLP's engagement, neither we nor anyone on our behalf has consulted Grant Thornton LLP regarding either

(a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us nor oral advice was provided to us that Grant Thornton LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or

(b) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304(a) of Regulation S-K), or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

MANAGEMENT

The following are the members of our board of directors:

Name	Age	Position with the Company	Officer or Director Since	Business Experience

William G. Rankin	60	Chairman of the Board, President and Chief Executive Officer	1994	Chairman of the Board of Directors since February 2000; Chief Executive Officer since August 1999; President and Chief Operating Officer since January 1996; Executive Vice President – Operations from 1994 through 1995.

Ernest H. Drew	67	Director, Member of the Audit Committee and Compensation and Benefits Committee	1999	Consultant and Investor since 1998; Chief Executive Officer of Westinghouse Industries & Technology Group from 1997 to 1998. Member of the Board of Management of Hoechst AG from 1995 to 1997. Director of Ashland, Inc., Public Service Enterprise Group and Thomas & Betts Corporation.

Stephen J. Roy	54	Director, Member of the Audit Committee and Compensation and Benefits Committee	2000	Principal, STL Capital Partners, LLC since 2002. Managing Director- Investment Banking for A. G. Edwards & Sons, Inc. from 1989 through 2002.

Lieutenant General Jerome H. Granrud (Retired)	67	Director, Member of the Audit Committee	2002	Consultant, the Spectrum Group since 1996.

Donald W. Vanlandingham	64	Director, Member of the Compensation and Benefits Committee	2003	Consultant, Cadwest LLC since 2003, Chairman of the Board of Directors of Ball Aerospace and Technologies Corporation, a wholly-owned subsidiary of Ball Corporation from 2002 to 2003; President and Chief Executive Office of Ball Aerospace and Technologies Corporation from 1996 to 2002.

Our executive officers are:

Name	Age	Position with the Company

William G. Rankin	60	Chairman of the Board, President and Chief Executive Officer

Donald A. French	48	Treasurer, Secretary and Chief Financial Officer

Richard L. Hugen (1)	67	Vice President, Marketing and Sales

Ronald M. Burton	51	Vice President, Operations

(1)  Mr. Hugen retired on June 30, 2004.

William G. Rankin has served as Chairman of the Board of Directors since February 2000, Chief Executive Officer since August 1999 and as President and Chief Operating Officer since 1996. Mr. Rankin previously served as Executive Vice President-Operations from 1994 through 1995 and has been a member of the Board of Directors since 1994. Mr. Rankin joined us in 1992.

Donald A. French, our Treasurer, Secretary and Chief Financial Officer, joined us in 1987. Mr. French also served as Controller from 1987 through 1998.

Richard L. Hugen, Vice President, Marketing and Sales, joined us in April of 2000 as Director of Marketing and Sales and was appointed Vice President, Marketing and Sales in April 2001. From 1990 to 2000 Mr. Hugen was employed by Arnautical, Inc., an airline pilot training company, as Chief Instructor. From 1984 to 1990, Mr. Hugen served as National Sales Manager for XEL Corporation, a manufacturer of telecommunications equipment.

Ronald M. Burton, Vice President, Operations, joined us in March, 2004. From 2001 to 2004, Mr. Burton was employed by Stature Electric, Inc., a motor manufacturing company, as Vice President of Sales and Engineering. From 1989 to 2001, Mr. Burton was employed by Globe Motors, a motor manufacturing company, where he served as Director of Engineering and Operations beginning in 1993, and prior to that as Director of Engineering.

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation earned by our Chief Executive Officer and any other executive officer whose total annual salary and bonus exceeded $100,000 for the three years ended March 31, 2004, 2003 and 2002:

Summary Compensation Table

Name of Individual and Position	Fiscal Year	Annual Compensation		Long-term Compensation Awards	Other Compensation

		Salary	Bonus	Number of Securities Underlying Options Granted

William G. Rankin
Chairman, President	2004	$ 259,008	$ -0-	145,000	$ 19,591 (1)
and Chief Executive	2003	$ 259,008	$ -0-	100,000	$ 18,077 (1)
Officer	2002	$ 253,896	$ -0-	100,000	$ 17,596 (1)

Donald A. French
Treasurer, Secretary	2004	$ 174,663	$ -0-	100,000	$ 17,941 (1)
and Chief Financial	2003	$ 174,663	$ -0-	70,000	$ 17,071 (1)
Officer	2002	$ 169,345	$ -0-	70,000	$ 18,882 (1)

Richard L. Hugen (3)	2004	$ 125,000	$ -0-	18,500	$ 3,730 (2)
Vice President	2003	$ 125,000	$ -0-	45,000	$ 2,612 (2)
Marketing and Sales	2002	$ 114,183	$ -0-	35,000	$ 529 (2)

Ronald M. Burton (4)	2004	$ 3,096	$ -0-	50,000	$ -0-
Vice President	2003	$ 0	$ -0-	-0-	$ -0-
Operations	2002	$ 0	$ -0-	-0-	$ -0-

(1)  Represents matching contributions to our 401(k) Savings Plan, company paid car allowance, certain professional fees, and key man life insurance premiums.
(2)  Represents matching contributions to our 401(k) Savings Plan.
(3)  Mr. Hugen retired on June 30, 2004.
(4)  Mr. Burton joined us on March 23, 2004.

The foregoing compensation tables do not include certain fringe benefits made available on a non-discriminatory basis to all of our employees such as group health insurance, dental insurance, long-term disability insurance, vacation and paid time off.

Option Grants During Fiscal 2004

Name of Individual and Position	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employee in Fiscal 2004	Exercise Price Per Share	Expiration Date	Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for the Option Term

					5% (3)	10% (4)

William G. Rankin Chairman, President and Chief Executive Officer	145,000 (1)	30.2%	$ 2.41	2-27-14	$ 219,767	$ 556,933

Donald A. French Treasurer, Secretary and Chief Financial Officer	100,000 (1)	20.8%	$ 2.41	2-27-14	$ 151,564	$ 384,092

Richard L. Hugen (5) Vice President Marketing and Sales	18,500 (2)	3.9%	$ 2.41	2-27-14	$ 28,039	$ 71,057

Ronald M. Burton (6) Vice President Operations	50,000 (1)	10.4%	$2.50	3-04-14	$ 78,612	$ 199,218

(1) Represents options granted pursuant to the 2002 Equity Incentive Plan. The options granted vest as to one-third of the aggregate number of underlying shares on each of the next three annual anniversary dates following the date of grant. Additionally, the options are subject to forfeiture and have limitations as to marketability.
(2) Represents options granted pursuant to the 2002 Equity Incentive Plan. The options granted vested on the date of grant.
(3) Our market capitalization, as determined by multiplying the outstanding number of shares of common stock at fiscal 2004 year end by the potential realizable share value achieved by applying the price appreciation methodology utilized in this table, would be approximately $97 million versus a market capitalization of approximately $60 million at March 31, 2004. Accordingly, the potential realizable value at assumed annual rates of stock price appreciation over the ten-year term to all shareholders is approximately $37 million assuming no increase in the number of shares of common stock outstanding over the ten-year term.
(4) Our market capitalization, as determined by multiplying the outstanding number of shares of common stock at fiscal 2004 year end by the potential realizable share value achieved by applying the price appreciation methodology utilized in this table, would be approximately $155 million versus a market capitalization of approximately $60 million at March 31, 2004. Accordingly, the potential realizable value at assumed annual rates of stock price appreciation over the ten-year term to all shareholders is approximately $95 million assuming no increase in the number of shares of common stock outstanding over the ten-year term.
(5) Mr. Hugen retired on June 30, 2004.
(6) Mr. Burton joined us on March 23, 2004.

Aggregate Option Exercises During Fiscal Year 2004
and Option Values at the End of Fiscal Year 2004

Name of Individual and Position	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End		Unexercised in-the-money Options at Fiscal Year End

			Exercisable	Unexercisable	Exercisable	Unexercisable

William G. Rankin Chairman, President and Chief Executive Officer	-0-	$ -0-	761,538	245,000	$ 10,000	$ 112,800

Donald A. French Treasurer, Secretary and Chief Financial Officer	-0-	$ -0-	529,309	170,000	$ 7,000	$ 78,000

Richard L. Hugen (1) Vice President Marketing and Sales	-0-	$ -0-	91,833	41,667	$ 16,340	$ 9,000

Ronald M. Burton (2) Vice President Operations	-0-	$ -0-	0	50,000	$ 0	$ 27,500

(1)  Mr. Hugen retired on June 30, 2004.
(2)  Mr. Burton joined us on March 23, 2004.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued upon the exercise of options granted under our existing equity compensation plans as of March 31, 2004, including the 1992 Stock Option Plan, which was adopted and approved by our shareholders effective February 22, 1992, the 2002 Equity Incentive Plan, which was adopted and approved by our shareholders effective April 3, 2002, the Stock Option Plan for Non-Employee Directors, which was adopted and approved by our shareholders effective October 11, 1993, and the Employee Stock Purchase Plan, which was adopted and approved by our shareholders effective March 13, 1990:

Plan Category	Number of Securities to be issued upon exercise of outstanding options and rights	Weighted-Average exercise price of outstanding options	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) )

Equity compensation plans approved by security holders	3,456,614	$ 4.89	1,049,991

Equity compensation plans not approved by security holders	-		-

Total	3,456,614	$4.89	1,049,991

Employment Agreements

We have entered into employment agreements with Messrs. Rankin and French pursuant to which each has agreed to serve in his present capacity for a term expiring December 31, 2007. The employment agreements provide that Messrs. Rankin and French will receive an annual base salary of $259,000 and $173,000, respectively. Messrs. Rankin and French also receive the use of an automobile and may receive bonuses and stock options. Messrs. Rankin and French were granted options to acquire 145,000, and 100,000 shares of common stock, respectively, during fiscal 2004.

Messrs. Rankin and French’s employment agreements provide that if employment is terminated by us without cause during or after the term of the agreement (after three months’ notice) or upon retirement after age 62 1/2, or upon attaining 25 years of service with us, the officer shall receive 24 months salary. If the officer terminates employment, he shall receive three months salary, unless we are in default, which shall be considered termination by us without cause. On termination by us following a change of control of us, the officer shall have the option of receiving all amounts remaining due in the agreement or twice the payment due on a termination by us in the absence of a change of control. If an officer dies during employment, his estate shall receive three months compensation. If the officer elects to retire at 62 1/2 years of age or upon attaining 25 years of service with us, the officer shall be entitled to continue to participate in our group health insurance plan (at the officers cost) until attaining age 65.

The employment agreements further provide that we will maintain at our expense, life insurance coverage on Messrs. Rankin and French payable to their designees in an amount equal to three times the annual compensation payable to each executive.

Pursuant to the employment agreements, Messrs. Rankin and French have agreed to at no time disclose to others any confidential information relating to our business affairs for any purpose other than the conduct of our business and each has agreed to assign to us all right, title and interest in any inventions and patents developed in whole or in part by them, individually or with others, at any time during the term of the employment agreements, or six months thereafter, which relate to our business.

The employment agreements further provide that Messrs. Rankin and French, for a period of one year after the term of their respective employment agreements will not become affiliated with any person, firm or corporation whose business is similar to or in competition with us. Messrs. Rankin and French have agreed, that for a period of one year after termination of their respective employment agreements, to not induce or attempt to induce any of our employees to leave employment with us; nor will they induce or attempt to induce any customer, supplier or licensee to cease doing business with us.

Board of Directors Compensation

In fiscal 1994, our Board of Directors established the UQM Technologies, Inc. Stock Option Plan for Non-Employee Directors, which is designed to encourage directors to participate in the ownership of our common stock and to more closely align their interests with those of our shareholders. The Plan was approved by our shareholders in February 1994. This plan was amended in 1997, 2000 and 2002. Pursuant to these amendments, directors who are not officers may elect to receive an annual retainer of $15,000 in cash or the grant of options to acquire that number of shares of our common stock that is equivalent to $15,000 as determined by utilizing the Black-Scholes option pricing model on the date of grant or a combination of cash and options. Directors electing option grants in lieu of cash compensation receive an option with a ten year term, and must elect to receive options at least six months prior to the anticipated grant date in accordance with the terms of the Stock Option Plan for Non-Employee Directors. Options granted under the plan vest immediately. Directors are also reimbursed for ordinary and necessary expenses of attending meetings. In addition, directors upon their initial election to the Board of Directors, are awarded 2,000 shares of our common stock at a purchase price of $0.01 per share. Directors who are full-time officers of our company are not entitled to additional compensation for their service as directors.

The following table sets forth information concerning remuneration to our directors during fiscal 2004:

Name of Director	Number of Securities Underlying Options Granted	Price Per Share	Expiration Date	Shares of Common Stock Awarded	Cash Compensation

Ernest H. Drew	12,500	$3.40	August 19, 2006	–	–

Stephen J. Roy	–	–	–	–	$15,000

William G. Rankin (1)	–	–	–	–	–

Jerome H. Granrud	–	–	–	–	$15,000

Donald W. Vanlandingham (2)	5,096	$3.40	August 19, 2008	2,000	$8,326

_____________
(1) Our officers serve on the Board without additional compensation.
(2) Mr. Vanlandingham joined the Board of Directors in May 2003.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the three fiscal years ended March 31, 2004, none of our current officers or directors had any relationship with us or our subsidiaries requiring disclosure.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the ownership of our common stock by (a) beneficial owners of 5 percent or more of our common stock, (b) each director and nominee director, (c) our Chief Executive Officer and each other executive officer whose annual salary and bonus exceeds $100,000 and (d) all directors and executive officers as a group, as of October 13, 2004.

Unless otherwise noted, each shareholder exercises sole voting and investment power with respect to the shares beneficially owned:

Name of Shareholder	Number of Common Shares Beneficially Owned	Percent of Class (1)

William G. Rankin	860,538	4.22
Donald A. French	569,321	2.83
Richard L. Hugen (2)	96,016.49
Ronald M. Burton (3)	–	–
Ernest H. Drew	299,602	1.53
Stephen J. Roy	9,977	–
Jerome H. Granrud	2,000	–
Donald W. Vanlandingham	16,355	–
Director and Executive Officers as a Group (8 persons)	1,757,793	8.38

_______________________
(1)  Calculated separately for each holder on the basis of the actual number of outstanding shares as of June 25, 2004. Assumes that shares issuable upon exercise of options and warrants held by such person (but not by anyone else) and exercisable within 60 days have been issued as of such date.
(2)  Mr. Hugen retired on June 30, 2004.
(3)  Mr. Burton joined us on March 23, 2004.

PLAN OF DISTRIBUTION

We have entered into an underwriting agreement with the underwriters relating to the offering and sale of the common stock covered by this prospectus. In the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the aggregate number of shares of common stock set forth opposite their names below:

Underwriter	Number of Shares
IBS Holding Corporation (d/b/a I-Bankers Securities)	1,150,000
Newbridge Securities Corporation	1,150,000
Neidiger Tucker Bruner Inc.	350,000
Maxim Group, LLC	200,000
S.W. Bach & Company	200,000
Gunn Allen Financial, Inc.	100,000
Joseph Gunnar & Co., LLC	100,000
Noble International Investments, Inc.	100,000
Pali Capital, Inc.	100,000
vFinance Investments, Inc.	100,000
Bathgate Capital Partners, LLC	50,000
Total	3,600,000

The underwriters have an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 540,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in this offering.

The obligations of the underwriters under the underwriting agreement to purchase common stock from us are subject to certain conditions in the underwriting agreement being satisfied. The nature of the underwriters’ obligations is such that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

The underwriters have advised us that they propose to offer the common stock to the public at the public offering price that appears on the cover page of this prospectus. The underwriters may offer the securities to selected dealers at the public offering price minus a selling concession not in excess of $0.0.0968 per share of common stock. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession not in excess of $0.05 per share of common stock.

In the underwriting agreement, we have agreed that:

- we will pay our expenses related to this offering, which we estimate will be $226,000;

- we will reimburse the underwriters for their direct expenses, including postage, telephone, travel, transportation and other similar expenses; and

- we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

In addition, we have agreed to issue to the underwriters warrants to purchase a number of shares of common stock equal to 10% of the aggregate amount of common stock actually sold by the underwriters. The warrants shall be exercisable for a period of four years and shall have an exercise price of 120% of the offering price attributable to such shares. The underwriters shall not be entitled to cashless exercise of the warrants but will be granted customary "piggyback" registration rights with respect to the shares obtained upon exercise of the warrants, all as may be agreed to in more detail by the parties. The warrants will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the effective date of the offering, except to officers or partners (but not directors) of the agent and members of the selling group.

Further, if we issue securities in a subsequent financing within 12 months of the closing of this offering, and an investor in that offering is one that was introduced to us in this offering by the underwriters, then the underwriters will have the right of first refusal to act as agent for those investors. This right of first refusal is considered additional underwriter compensation for the underwriters in this offering, in the amount of one percent of this offering.

The underwriters and any dealers may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business. I-Bankers Securities acted as the underwriter for our public offering of common stock and warrants to purchase shares of our common stock in April 2002 and our public offering of shares of our common stock in October 2003, for which it received customary compensation. Included in the compensation were warrants to purchase 72,000 shares of our common stock in connection with the April 2002 offering and warrants to purchase 116,009 shares of our common stock in connection with the October 2003 offering. Under the warrants, if we propose to register any of our securities under the Securities Act of 1933, as amended, either for our own account or the account of other security holders, I-Bankers Securities is entitled to notice of the registration and has the right to include the securities of ours that it holds in the registration. I-Bankers Securities has waived these registration rights with respect to the offering described in this prospectus.

LEGAL MATTERS

The validity of the securities offered will be passed on for us by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

Our consolidated financial statements as of March 31, 2004 and 2003, and for each of the years in the three year period ended March 31, 2004, which appear in our Annual Report on Form 10-K for the year ended March 31, 2004, have been included and incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. The SEC’s web site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

Our common stock is listed on the American Stock Exchange under the symbol "UQM." Our reports, proxy statements and other information may be read and copied at the American Stock Exchange at 86 Trinity Place, New York, NY 10006.

The SEC allows our company to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

- our Annual Report on Form 10-K for the year ended March 31, 2004, filed May 28, 2004;

- our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed July 28, 2004;

- our Current Reports on Form 8-K filed September 21, 2004 and October 25, 2004; and

- the description of our common stock contained in our Form 8-A, file no. 1-10869.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request, at no cost to the requester. The name, address, and telephone number to which the request for this information must be made is as follows:

Secretary
UQM Technologies, Inc.
7501 Miller Drive, P.O. Box 439
Frederick, Colorado 80530
(303) 278-2002

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

INDEX TO FINANCIAL STATEMENTS

Financial Statements and Supplementary Data For the Year Ended March 31, 2004

Interim Financial Statements for the Three Months Ended June 30, 2004

Consolidated balance sheets as of June 30, 2004 and March 31, 2004

Consolidated statements of operations for the quarters ended June 30, 2004 and 2003

Consolidated statements of cash flows for the quarters ended June 30, 2004 and 2003

Notes to consolidated financial statements

Financial Statements and Supplementary Data For the Year Ended March 31, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

UQM Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of UQM Technologies, Inc. and subsidiaries (the Company) as of March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UQM Technologies, Inc. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with generally accepted accounting principles.

/s/KPMG LLP

Denver, Colorado

May 19, 2004

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

	March 31, 2004	March 31, 2003

Assets

Current assets:
Cash and cash equivalents	$ 3,005,709	2,476,276
Accounts receivable (note 12)	512,995	1,034,002
Costs and estimated earnings in excess of billings on
uncompleted contracts (note 2)	245,984	187,484
Inventory obligations of certain customers, net (note 3)	-	789,767
Inventories (note 3)	428,438	1,620,262
Prepaid expenses and other current assets	72,649	112,568
Assets of discontinued operation (note 13)	1,226,943	-

Total current assets	5,492,718	6,220,359

Property and equipment, at cost:
Land (note 8)	181,580	181,580
Building (note 8)	2,292,687	2,296,957
Machinery and equipment (note 6)	2,793,343	6,962,596

	5,267,610	9,441,133
Less accumulated depreciation	(2,732,291)	(4,944,608)

Net property and equipment	2,535,319	4,496,525

Patent and trademark costs, net of accumulated amortization
of $360,266 and $276,218	692,371	751,473

Other assets	850	24,205

	$ 8,721,258	11,492,562

		(Continued)

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

	March 31, 2004	March 31, 2003

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$ 392,474	975,344
Other current liabilities (notes 7 and 19)	258,258	794,575
Current portion of long-term debt (note 8)	125,611	116,921
Liabilities and commitments of discontinued operation (note 13)	746,682	-
Billings in excess of costs and estimated earnings on
uncompleted contracts (note 2)	189,252	223,378

Total current liabilities	1,712,277	2,110,218

Long-term debt, less current portion (note 8)	946,423	1,072,341

Total liabilities	2,658,700	3,182,559

Stockholders’ equity (notes 10 and 11):
Common stock, $.01 par value, 50,000,000 shares
authorized; 19,572,625 and 18,844,515 shares
issued and outstanding	195,726	188,445
Additional paid-in capital	58,025,631	55,885,486
Accumulated deficit	(52,142,981)	(47,356,028)
Accumulated other comprehensive loss	-	(384,300)
Note receivable from officer	(15,818)	(23,600)

Total stockholders’ equity	6,062,558	8,310,003

Commitments (notes 8, 15, and 17)	$ 8,721,258	11,492,562

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended March 31, 2004	Year Ended March 31, 2003	Year Ended March 31, 2002

Revenue (note 12):
Contract services	$ 2,747,833	2,985,639	2,999,342
Product sales	2,293,071	4,566,721	4,749,653

	5,040,904	7,552,360	7,748,995

Operating costs and expenses:
Costs of contract services	2,215,196	2,506,944	2,053,745
Costs of product sales	1,960,549	3,891,895	4,285,140
Research and development	461,223	117,735	98,940
General and administrative	1,799,472	2,245,182	2,139,851
Write-down of assets (note 6)	30,523	26,384	-

	6,466,963	8,788,140	8,577,676

Loss from continuing operations before other
income (expense)	(1,426,059)	(1,235,780)	(828,681)

Other income (expense):
Interest income	26,362	28,035	64,078
Interest expense	(84,193)	(62,266)	(34,459)
Gain on sale of real estate	-	322,139	379,997
Gain on sale of Taiwan joint venture	60,975	-	-
Other	600	14,365	-

	3,744	302,273	409,616

Loss from continuing operations	(1,422,315)	(933,507)	(419,065)

Discontinued operations (note 13):
Loss from operations of discontinued gear division
(including loss on disposal in 2002 of $1,547,874)	-	(184,971)	(2,321,100)
Loss from operations of discontinued electronic
products segment (including loss on disposal
in 2004 of $770,434)	(3,364,638)	(2,480,172)	(5,852,490)

	(3,364,638)	(2,665,143)	(8,173,590)

Net loss	$ (4,786,953)	(3,598,650)	(8,592,655)

Net loss per common share-basic and diluted
(note 1(o)):
Continuing operations	$ (.07)	(.05)	(.02)
Discontinued operations	(.18)	(.14)	(.47)

	$ (.25)	(.19)	(.49)

Weighted average number of shares of common stock
outstanding – basic and diluted	19,172,680	18,789,243	17,548,130

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Loss

	Number of common shares issued	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Note receivable due from officer	Treasury stock	Total stockholders’ equity

Balances at March 31, 2001	17,423,358	$ 174,233	50,626,120	(35,164,723)	(384,300)	(37,217)	-	15,214,113
Issuance of common stock upon
exercise of employee, director
and consultant options	301,541	3,015	998,042	-	-	-	(337,696)	663,361
Proceeds from extension of
warrants	-	-	105,007	-	-	-	-	105,007
Issuance of common stock under
employee stock purchase plan	10,799	108	42,770	-	-	-	-	42,878
Compensation expense accrued for
issuance of common stock
options granted for services	-	-	9,558	-	-	-	-	9,558
Comprehensive loss:
Net loss	-	-	-	(8,592,655)	-	-	-	(8,592,655)
Translation adjustment	-	-	-	-	-	-	-	-

Total comprehensive loss	-	-	-	(8,592,655)	-	-	-	(8,592,655)

Retirement of treasury shares	(55,850)	(558)	(337,138)	-	-	-	337,696	-
Repayment of officer note	-	-	-	-	-	6,503	-	6,503

Balances at March 31, 2002	17,679,848	176,798	51,444,359	(43,757,378)	(384,300)	(30,714)	-	7,448,765
Issuance of common stock in secondary
offering, net of offering costs	1,160,095	11,601	4,423,611	-	-	-	-	4,435,212
Issuance of common stock under
employee stock purchase plan	2,572	26	9,216	-	-	-	-	9,242
Compensation expense accrued for
issuance of common stock
options granted for services	2,000	20	8,300	-	-	-	-	8,320
Comprehensive loss:
Net loss	-	-	-	(3,598,650)	-	-	-	(3,598,650)
Translation adjustment	-	-	-	-	-	-	-	-

Total comprehensive loss	-	-	-	(3,598,650)	-	-	-	(3,598,650)

Repayment of officer note	-	-	-	-	-	7,114	-	7,114

Balances at March 31, 2003	18,844,515	188,445	55,885,486	(47,356,028)	(384,300)	(23,600)	-	8,310,003
Issuance of common stock in secondary
offering, net of offering costs	720,000	7,200	2,120,200	-	-	-	-	2,127,400
Issuance of common stock under
employee stock purchase plan	6,110	61	14,785	-	-	-	-	14,846
Compensation expense accrued for
issuance of common stock
options granted for services	2,000	20	5,160	-	-	-	-	5,180
Sale of Taiwan joint venture -
accumulated other
comprehensive loss	-	-	-	-	384,300	-	-	384,300
Comprehensive loss:
Net loss	-	-	-	(4,786,953)	-	-	-	(4,786,953)
Translation adjustment	-	-	-	384,300	-	-	-	384,300

Total comprehensive loss	-	-	-	(4,402,653)	-	-	-	(4,402,653)

Repayment of officer note	-	-	-	-	-	7,782	-	7,782

Balances of March 31, 2004	19,572,625	$ 195,726	58,025,631	(52,142,981)	-	(15,818)	-	6,062,558

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended March 31, 2004	Year Ended March 31, 2003	Year Ended March 31, 2002

Cash flows from operating activities of continuing operations:
Loss from continuing operations	$ (1,422,315)	(933,507)	(419,065)
Adjustments to reconcile loss from continuing operations
to net cash provided by (used in) operating activities
of continuing operations:
Depreciation and amortization	447,452	515,172	485,790
Gain on sale of real estate by consolidated
subsidiary net of minority interest	-	-	(50,000)
Gain on sale of Taiwan joint venture	(60,975)	-	-
Deferred gain on sale of real estate	-	(322,139)	(379,997)
Write-down of assets	30,523	26,384	-
Non-cash compensation expense for common stock
and stock options issued for services	5,180	8,320	9,558
Loss on disposal of property and equipment	27,603	-	-
Other	-	21,667	2,443
Change in operating assets and liabilities:
Accounts receivable and costs and estimated
earnings in excess of billings on
uncompleted contracts	(96,504)	626,554	(68,248)
Inventories	159,961	670,014	(274,427)
Prepaid expenses and other current assets	3,694	190,572	(86,156)
Accounts payable and other current liabilities	(353,192)	(509,214)	443,357
Billings in excess of costs and estimated
earnings on uncompleted contracts	(34,126)	(159,361)	184,919

Net cash provided by (used in)
operating activities	(1,292,699)	134,462	(151,826)

Cash flows from investing activities of continuing operations:
Acquisition of property and equipment	(147,388)	(298,621)	(198,301)
Expansion of facility	-	(1,049,692)	-
Increase in patent and trademark costs	(55,469)	(64,341)	(74,232)
Proceeds from sale of property and equipment	600	-	-
Proceeds from sale of Taiwan joint venture, net	445,275	-	-

Net cash provided by (used in) investing
activities	$ 243,018	(1,412,654)	(272,533)

See accompanying notes to consolidated financial statements.
		(Continued)

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

	Year Ended March 31, 2004	Year Ended March 31, 2003	Year Ended March 31, 2002

Cash flows from financing activities of continuing operations:
Proceeds from borrowings	$ 303,257	1,225,000	-
Repayment of debt	(420,485)	(586,652)	(287,443)
Proceeds from issuance of common stock in secondary
offering, net of offering costs	2,127,400	4,435,212	-
Proceeds from issuance of common stock upon
exercise of employee options, net of note repayments	7,782	7,114	669,864
Proceeds from issuance of common stock under
employee stock purchase plan	14,846	9,242	42,878
Proceeds from extension of warrants	-	-	105,007

Net cash provided by financing activities	2,032,800	5,089,916	530,306

Cash provided by continuing operations	983,119	3,811,724	105,947

Net cash used by discontinued operations	(453,686)	(2,746,957)	(1,093,444)

Increase (decrease) in cash and cash equivalents	529,433	1,064,767	(987,497)

Cash and cash equivalents at beginning of year	2,476,276	1,411,509	2,399,006

Cash and cash equivalents at end of year	$ 3,005,709	2,476,276	1,411,509

Interest paid in cash during the year	$ 84,715	93,302	389,099

Non-Cash Investing and Financing Transactions:

In accordance with the provisions of the Company’s stock option plans, the Company accepts as payment of the exercise price or as repayment of promissory notes from officers issued under the option plans, mature shares of the Company’s common stock held by the option holder for a period of at least six months prior to the date of the option exercise or promissory note repayment. For the year ended March 31, 2002, the Company issued 110,059 shares of common stock for an aggregate exercise price of $337,696 for which the Company received 55,850 shares of common stock as payment for the exercise price.

See accompanying notes to consolidated financial statements.

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

      (a)           Description of Business

UQM Technologies, Inc. and subsidiaries (the "Company") is engaged in the research, development and commercialization of permanent magnet electric motors and the electronic controls for such motors. The Company was engaged in the manufacture and sale of electronic printed circuit board assemblies, wire harness assemblies and other electronic products and in the grinding and manufacture of high precision gears prior to the operations being discontinued in fiscal years ended March 31, 2004 and March 31, 2002, respectively (see note 13). The Company’s revenue is derived primarily from product sales to customers in the automotive, agriculture, industrial, medical and aerospace markets, and from contract research and development services. The Company is impacted by other factors such as the continued receipt of contracts from industrial and governmental parties, its ability to protect and maintain the proprietary nature of its technology, its continued product and technological advances and the ability of the Company and its partners to commercialize its products and technology.

      (b)           Principles of Consolidation

The consolidated financial statements include the accounts of UQM Technologies, Inc. and those of all majority-owned or controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in affiliated entities in which the Company has less than a 50 percent ownership interest and the ability to exercise significant influence are accounted for by the equity method. Under the equity method, the investment is originally recorded at cost and subsequently adjusted to recognize the Company’s share of the net income or losses of the affiliates. Recognition of any such losses is generally limited to the extent of the Company’s investment in, advances to, commitments and guarantees for the investee.

Other investments, in which the Company has a minimal ownership interest and does not exercise significant influence, are carried at cost.

      (c)           Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

      (d)           Accounts Receivable

The Company extends unsecured credit to most of its customers following a review of customers’ credit history. The Company establishes an allowance for doubtful accounts based upon estimates of credit risk, historical trends and other information.

      (e)           Inventory Obligations

The Company separately classifies inventories not currently being used or expected to be used in future production operations for which current or former customers are contractually obligated. The collectibility of these accounts is periodically assessed by management, which establishes appropriate reserves for its estimates of potentially uncollectible amounts.

      (f)           Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory reserves are based on the Company’s assessment of recoverability of slow moving inventory items.

(g)           Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years, except for buildings, which are depreciated over 31 years. Maintenance and repairs are charged to expense as incurred.

      (h)           Patent and Trademark Costs

Patent and trademark costs consist primarily of legal expenses, and represent those costs incurred by the Company for the filing of patent and trademark applications. Amortization of patent and trademark costs is computed using the straight-line method over the estimated useful life of the asset, typically 20 years for patents, and 40 years for trademarks.

      (i)           Impairment of Long-Lived Assets

The Company periodically evaluates whether circumstances or events have affected the recoverability of long-lived assets including intangible assets. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or groups of assets from expected future cash flows (undiscounted and without interest charges) estimated by management. If expected future cash flows are less than the carrying value, an impairment loss is recognized to adjust the asset to fair value as determined by expected discounted future cash flows.

      (j)           Contract Services Revenue and Cost Recognition

The Company manufactures proprietary products and other products based on design specifications provided by its customers. Revenue from sales of products are generally recognized at the time title to the goods and the benefits and risks of ownership passes to the customer which is typically when products are shipped based on the terms of the customer purchase agreement.

Revenue relating to long-term fixed price contracts is recognized using the percentage of completion method. Under the percentage of completion method, contract revenues and related costs are recognized based on the percentage that costs incurred to date bear to total estimated costs.

Changes in job performance, estimated profitability and final contract settlements may result in revisions to cost and revenue, and are recognized in the period in which the revisions are determined.

Contract costs include all direct materials, subcontract and labor costs and other indirect costs. General and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated loss is accrued.

The aggregate of costs incurred and estimated earnings recognized on uncompleted contracts in excess of related billings is shown as a current asset, and billings on uncompleted contracts in excess of costs incurred and estimated earnings is shown as a current liability.

      (k)           Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      (l)           Research and Development

Costs of researching and developing new technology or significantly altering existing technology is expensed as incurred.

      (m)         Equity Compensation

The Company periodically issues common stock or stock options to employees and non-employees for services rendered. For common stock issuances, the cost of these services is recorded based upon the fair value of the Company’s common stock on the date of issuance. For issuances of stock options to employees and directors the Company measures compensation costs using the intrinsic value method. Stock options granted to non-employees are accounted for under the fair value method.

Had the Company reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, net loss and net loss per common share would have been the pro forma amounts indicated in the following table:

	Year Ended March 31, 2004	Year Ended March 31, 2003	Year Ended March 31, 2002

Net loss - as reported	$ (4,786,953)	(3,598,650)	(8,592,655)
Deduct: Additional stock-based employee
compensation expense determined under fair
value method for all awards, net of related tax
effects:
Current period option grants	(59,707)	(63,274)	(82,981)
Prior period option grants	(726,275)	(1,062,219)	(1,283,110)

Pro forma net loss	$ (5,572,935)	(4,724,143)	(9,958,746)

Earnings per share:
Basic and diluted - as reported	$ (.25)	(.19)	(.49)

Basic and diluted - pro forma	$ (.29)	(.25)	(.57)

The fair value of stock options granted was calculated using the Black Scholes option pricing model based on the following weighted average assumptions:

	Year Ended March 31, 2004	Year Ended March 31, 2003	Year Ended March 31, 2002

Expected volatility	49.1%	49.6%	48.4%
Expected dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	3.2%	3.3%	4.7%
Expected life of option granted	6 years	6 years	6 years
Fair value of options granted as computed
under the Black Scholes option pricing
models	$ 1.24 per	$ 1.39 per	$ 2.16 per
	share	share	share

Future pro forma compensation cost by fiscal year, assuming no additional grants by the Company to employees and directors, is as follows:

Fiscal Year Ended March 31,	Pro Forma Compensation Expense

2005	$ 567,271
2006	$ 333,864
2007	$ 145,371

      (n)         Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive loss items which under generally accepted accounting principles are excluded from net loss but included as a component of stockholders’ equity. For the fiscal year ended March 31, 2004, the Company’s comprehensive loss was $4,402,653 versus a net loss of $4,786,953. The difference is attributable to the realization of foreign currency losses in the Company’s net loss. For the fiscal years ended 2003 and 2002 the Company’s comprehensive loss was equal to its net loss. Accumulated other comprehensive loss at March 31, 2003 consisted entirely of unrealized foreign currency losses relating to the Company’s investment in Taiwan UQM. Accumulated other comprehensive loss was reduced to zero at March 31, 2004 reflecting the realization of foreign currency losses upon the sale of the Company’s ownership interest in Taiwan UQM.

      (o)           Loss Per Common Share

Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"), requires presentation of both basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share is computed by dividing income or loss available to common stockholders by all outstanding and dilutive potential shares during the periods presented, unless the effect is antidilutive. For the fiscal years ended March 31, 2004, 2003 and 2002, outstanding options to purchase 3,036,586, 2,807,473 and 2,820,332 shares of its common stock, respectively, and warrants to purchase 304,019, 420,269 and 188,250 shares of its common stock, respectively, were outstanding. Dilutive options and warrants for 2,565,029, 2,912,852, and 1,595,595 shares were not included in the computation of diluted loss per share because the options exercise price was greater than the average market price of the common share. In-the-money options and warrants determined under the treasury stock method to acquire 54,982 shares, 8,693 shares and 332,825 shares of common stock for the fiscal years ended March 31, 2004, 2003 and 2002, respectively, which were potentially includable in the calculation of diluted loss per share were not included in the computation of diluted loss per share because to do so would be antidilutive.

      (p)           Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      (q)           Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation.

      (r)           New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN46R), "Consolidation of Variable Interest Entities" (revised December 2003). Fin 46 addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN46R replaces FASB Interpretation No. 46 "Consolidation of Variable Interest Entities", which was issued in January 2003.

We do not have interests in any variable interest entities, therefore, FIN46R had no impact on our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosures for financial instruments within its scope. The statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. We currently do not have any financial instruments that are within the scope of this statement; therefore, SFAS No. 150 had no impact on our financial condition or results of operations.

(2)      Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts and Billings in Excess of  Costs and Estimated Earnings on Uncompleted Contracts

At March 31, 2004, the estimated period to complete contracts in process ranged from one to seventeen months, and the Company expects to collect substantially all related accounts receivable arising therefrom within eighteen months.

The following summarizes contracts in process at March 31, 2004 and 2003:

	March 31, 2004	March 31, 2003

Costs incurred on uncompleted contracts	$ 2,194,116	1,903,214
Estimated earnings	305,943	619,403

	2,500,059	2,522,617
Less billings to date	(2,443,327)	(2,558,511)

	$ 56,732	(35,894)

Included in the accompanying balance sheets as follows:
Costs and estimated earnings in excess of billings on
uncompleted contracts	$ 245,984	187,484
Billings in excess of costs and estimated earnings on
uncompleted contracts	(189,252)	(223,378)

	$ 56,732	(35,894)

(3)     Inventories

         Inventories at March 31, 2004 and 2003 consist of:

	March 31, 2004	March 31, 2003

Raw materials, net of reserves of $0 and $1,032,290	$ 285,485	1,118,944
Work-in-process	108,338	136,683
Finished products	34,615	364,635

	$ 428,438	1,620,262

The Company’s raw material inventory is subject to obsolescence and potential impairment due to bulk purchases in excess of customers’ requirements. The Company periodically assesses its inventory for recovery of its carrying value based on available information, expectations and estimates, and adjusts inventory carrying value for estimated declines in the realizable value of its inventories to the lower of cost or market.

The Company separately classifies inventories not currently being used or expected to be used in future production operations for which current or former customers are contractually obligated. The collectibility of these accounts is periodically assessed by management, which establishes appropriate reserves for its estimates of potentially uncollectible amounts. In 2004 the Company wrote off all customer obligations. See note 13 Discontinued Operations.

The value of raw material inventories held pursuant to purchase obligations is as follows:

	March 31, 2004	March 31, 2003

Inventory obligations of customers	$ -	1,157,477
Less: allowance for uncollectible amounts	-	(367,710)

	$ -	789,767

(4)     Limited Liability Company

In September 1992, the Company and a private investor formed a Colorado limited liability company to acquire, own and maintain a 40,000 square-foot facility in Golden, Colorado, and the surrounding land. This facility served as the Company’s corporate headquarters through September 2002. Ownership in this limited liability company was divided equally between the Company and the private investor. However, the Company was deemed to have a controlling interest in the limited liability company by virtue of the operating agreement which authorized the Company to make all decisions with respect to the business of the limited liability company, subject only to certain protective rights of the private investor, and by virtue of the lease agreement with the limited liability company covering the entire facility.

In January 2001, the limited liability company sold the Golden, Colorado real estate held by it for $3.0 million in cash. Subsequent to the sale the limited liability company was liquidated. Cash proceeds to the Company from the transaction and the subsequent liquidation were $1.2 million. Recognition of the Company’s gain on the transaction of $702,136 was deferred and recognized ratably over the remaining term of the Company’s lease of the facility. The Company’s lease on the facility expired in September 2002.

(5)     Investment in Taiwan Joint Venture

During the fourth quarter of fiscal year 2004, the Company sold its interest in a joint venture, Taiwan UQM Electric Co., Ltd. ("Taiwan UQM"), resulting in net cash proceeds to the Company of $445,275.

Since its inception, Taiwan UQM incurred substantial operating losses and the Company reported its proportionate share of such losses and foreign exchange rate fluctuations as a reduction in the recorded value of its investment in Taiwan UQM under the equity method of accounting. On September 30, 1999, the Company wrote down the carrying value of this investment from $1,476,233 to zero. Consequently, the Company discontinued recording its share of the net losses of the joint venture subsequent to the date of the write-down.

The cumulative foreign currency translation adjustments with respect to the joint venture was included in accumulated other comprehensive loss and offset against sales proceeds resulting in a gain on the sale of $60,975.

(6)     Impairment of Long-Lived Assets

During the fiscal year ended March 31, 2004, the Company recorded total impairment charges of $30,523 for abandoned patents.

During the fiscal year ended March 31, 2003, the Company recorded total impairment charges of $26,384 for obsolete equipment.

(7)     Other Current Liabilities

        Other current liabilities at March 31, 2004 and 2003 consists of:

	March 31, 2004	March 31, 2003

Accrued legal and accounting fees	$ 95,000	81,300
Accrued payroll and employee benefits	46,368	176,101
Accrued personal property and real estate taxes	16,877	37,323
Accrued warranty costs	65,496	45,927
Accrued raw material purchases	-	149,376
Accrued losses on engineering contracts	21,654	92,356
Customer deposits	-	79,188
Accrued rents	-	32,919
Accrued royalties	8,886	18,404
Other	3,977	81,681

	$ 258,258	794,575

(8)    Long-term debt

          Long-term debt at March 31, 2004 and 2003 consists of:

	March 31, 2004	March 31, 2003

Note payable to bank, payable in monthly installments with interest
at 7.25%; matures November 2005; secured by land and building	$ 877,446	949,774
Note payable to a development partnership in monthly installments with interest at national prime interest rate plus 2 percent
(6.00% at March 31, 2004) adjusted annually on anniversary of
loan; matures December 2007; secured by land and building	194,588	239,488

Total long-term debt	1,072,034	1,189,262
Less: current portion	125,611	116,921

Long-term debt, less current portion	$ 946,423	1,072,341

The loan agreement related to the Company’s facility in Frederick, Colorado requires the Company to maintain certain financial ratios as defined in the agreement. At March 31, 2004, the Company was in compliance with these covenants.

The annual aggregate contractual maturities of long-term debt for each of the next four fiscal years are as follows:

2005	$ 125,611
2006	850,787
2007	54,166
2008	41,470

$ 1,072,034

(9)    Income Taxes

Income tax benefit attributable to loss from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% as a result of the following:

	Year Ended March 31, 2004	Year Ended March 31, 2003	Year Ended March 31, 2002

Computed "expected" tax benefit	$ (1,627,564)	(1,160,651)	(2,921,503)
Increase (decrease) in taxes resulting from:
Amortization of goodwill not deductible
for tax	-	-	1,570,454
Expiration of net operating loss (NOL)
carry-forwards	-	-	-
Adjustment to deferred tax assets and liabilities

for prior period corrections

-
		(2,645,218)
-

Increase in valuation allowance for net
deferred tax assets	1,735,745	3,997,211	1,478,996
Other, net	(108,181)	(191,342)	(127,947)

Income tax benefit	$ -	-	-

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset are presented below:

	March 31, 2004	March 31, 2003

Deferred tax assets:
Research and development credit carryforwards	$ 73,628	73,628
Net operating loss carryforwards - Federal	15,550,658	14,447,583
Accruals and reserves	616,021	611,444
Property and equipment	655,686	802,113
Intangible assets	(103,641)	(103,641)
Write-down of investments	1,945,245	1,170,724

Total deferred tax assets	18,737,597	17,001,851

Less valuation allowance	(18,737,597)	(17,001,851)

Net deferred tax assets, net of valuation allowance	$ -	-

As of March 31, 2004, the Company had net operating loss carryforwards (NOL) of approximately $47 million for U.S. income tax purposes that expire in varying amounts through 2024. Approximately $3 million of the net operating loss carryforwards are attributable to stock options, the benefit of which will be credited to additional paid-in capital if realized. However, due to the provisions of Section 382 of the Internal Revenue Code, the utilization of a portion of these NOLs is limited. Future ownership changes under Section 382 could occur that would result in additional Section 382 limitations, which would restrict the use of NOLs. In addition, any Section 382 limitation could be further reduced to zero if the Company fails to satisfy the continuity of business enterprise requirement for the two-year period following an ownership change.

(10)   Stockholders’ Equity

In October 2003, the Company completed a secondary offering of 720,000 shares of common stock. The placement agent was issued four-year warrants to acquire 72,000 shares of the Company’s common stock at an exercise price of $3.96 per share which were recorded at fair value and recorded as a reduction of the proceeds of the offering. Cash proceeds to the Company, net of offering costs were $2,127,400.

In April 2002, the Company completed a secondary offering of 1,160,095 shares of common stock together with two-year warrants to acquire an additional 232,019 shares of common stock at an exercise price of $5.73 per share. The placement agent was issued four-year warrants to acquire 116,000 shares of the Company’s common stock at an exercise price of $5.17 per share which were recorded at fair value and recorded as a reduction of the proceeds of the offering. Cash proceeds to the Company, net of offering costs were $4,435,212.

(11)    Common Stock Options and Warrants

Incentive and Non-Qualified Option Plans

As of March 31, 2004, the Company has 617,399 shares of common stock available for future grant to employees, consultants and key suppliers under its 2002 Equity Incentive Plan. Under the Plan, the exercise price of each option is set at the fair value of the common stock on the date of grant and the maximum term of the option is 10 years from the date of grant. Options granted to employees generally vest ratably over a three-year period. The maximum number of options that may be granted to any eligible employee during the term of the 2002 Plan is 500,000 options. Forfeitures under the 2002 Equity Incentive Plan are available for re-issuance at any time prior to expiration of the Plan in 2013. Options granted under the Company’s plans to employees require the option holder to abide by certain Company policies which restrict their ability to sell the underlying common stock. Prior to the adoption of the 2002 Equity Incentive Plan, the Company issued stock options under its 1992 Incentive and Non-qualified Option Plan, which expired by its terms in 2002. Forfeitures under the 1992 Incentive and Non-qualified Option Plan may not be re-issued.

The following table summarizes activity under the plans:

	Shares Under Option	Weighted-Average Exercise Price

Outstanding at March 31, 2001	2,814,820	$ 5.96
Granted	472,500	$ 4.16
Exercised	(301,541)	$ 3.32
Forfeited	(219,583)	$ 6.96

Outstanding at March 31, 2002	2,766,196	$ 5.87
Granted	422,500	$ 2.76
Forfeited	(410,568)	$ 5.77

Outstanding at March 31, 2003	2,778,128	$ 5.41
Granted	480,499	$ 2.42
Forfeited	(264,174)	$ 6.35

Outstanding at March 31, 2004	2,994,453	$ 4.85

Exercisable at March 31, 2004	2,133,119	$ 5.70

The following table presents summarized information about stock options outstanding at March 31, 2004:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$ 2.41 – 3.31	1,178,299	7.8 years	$ 2.76	435,399	$ 3.14
$ 3.59 – 5.00	855,771	4.6 years	$ 4.29	737,337	$ 4.32
$ 6.25 – 8.75	960,383	4.5 years	$ 7.92	960,383	$ 7.92

$ 2.41 – 8.75	2,994,453	5.8 years	$ 4.85	2,133,119	$ 5.70

           Non-Employee Director Stock Option Plan

In February 1994, the Company’s Board of Directors ratified a Stock Option Plan for Non-Employee Directors pursuant to which Directors may elect to receive stock options in lieu of cash compensation for their services as directors. As of March 31, 2004, the Company has 432,592 shares of common stock available for future grant under the Plan. Option terms range from 3 to 10 years from the date of grant. Option prices are equal to the fair value of common shares at the date of grant. Forfeitures under the Plan are available for re-issuance at a future date.

The following table presents summarized activity under the plan:

	Shares Under Option	Weighted - Average Exercise Price

Outstanding at March 31, 2001	47,060	$ 5.96
Granted	7,076	$ 5.85

Outstanding at March 31, 2002	54,136	$ 5.94
Granted	16,484	$ 2.55
Forfeited	(41,275)	$ 5.68

Outstanding at March 31, 2003	29,345	$ 4.41
Granted	17,596	$ 3.40
Forfeited	(4,808)	$ 8.00

Outstanding at March 31, 2004	42,133	$ 3.58

Exercisable at March 31, 2004	42,133	$ 3.58

The following table presents summarized information about stock options outstanding for non-employee directors at March 31, 2004:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$ 2.55 – 3.40	34,080	2.2 years	$ 2.99	34,080	$ 2.99
$ 5.85 – 7.63	8,053	1.1 years	$ 6.07	8,053	$ 6.07

$ 2.55 – 7.63	42,133	2.0 years	$ 3.58	42,133	$ 3.58

           Warrants

In October 2003, the Company completed a secondary offering of 720,000 shares of the Company’s common stock. The placement agent was issued four-year warrants to acquire 72,000 shares of the Company’s common stock at an exercise price of $3.96 per share which were recorded at fair value and recorded as a reduction of the proceeds of the offering. All warrants were outstanding at March 31, 2004.

In April 2002, the Company completed a secondary offering of 1,160,095 shares of common stock together with two-year warrants to acquire an additional 232,019 shares of the Company’s common stock. The warrants have an exercise price of $5.73 per share. The placement agent was issued four-year warrants to acquire 116,009 shares of the Company’s common stock at an exercise price of $5.17 per share which were recorded at fair value and recorded as a reduction of the proceeds of the offering. All of the warrants were outstanding at March 31, 2004.

The Company completed a private placement in fiscal 1998 of 750,000 units which consisted of one common share and one warrant at an exercise price of $8.00 per share. The warrants were scheduled to expire two years from the date of issuance. In March 2000, warrants to acquire 299,375 shares of common stock were extended for eighteen months. Of the originally extended warrants, warrants to purchase 188,250 shares of common stock were extended for an additional period of two years in fiscal 2002 at the fair value of such extensions resulting in cash proceeds to the Company of $105,007. The warrants expired unexercised in October 2003.

(12)    Significant Customers

The Company has historically derived significant revenue from a key customer. The customer from which more than 10% of total revenue has been derived and the percentage of revenue is summarized as follows:

	Year Ended March 31, 2004	Year Ended March 31, 2003	Year Ended March 31, 2002

Invacare Corporation	$ 1,643,215	4,136,328	4,001,270

Percentage of total revenue	33%	55%	52%

This customer also represented 14%, 23% and 16% of total accounts receivable at March 31, 2004, 2003 and 2002, respectively. Inventories consisting of raw materials, work-in-process and finished goods for Invacare Corporation were $40,582 as of March 31, 2004.

Contract services revenue derived from contracts with agencies of the U.S. Government and from sub-contracts with U.S. Government prime contractors totaled $1,011,818, $1,162,967, and $1,040,251 for the years ended March 31, 2004, 2003 and 2002, respectively.

(13)    Discontinued Operations

In January 2004, we announced our intention to exit our contract electronics manufacturing business whose results were reported as the electronic products segment. On May 18, 2004, the Company completed the divestiture of equipment and inventory of this business for $0.9 million in cash and a 15% ownership interest in the purchaser. The Company have not recorded any value for the common stock of the purchaser received in this transaction. In addition, the purchaser executed a sublease on our St. Charles, Missouri manufacturing facility for the remaining term of our lease. However, we are the primary obligor on the lease and due to doubt regarding the sublessee’s financial capability to meet its obligation under the sublease, we have recorded an estimate of the potential shortfall under our master lease should payments under the sublease obligation not be fully honored.

In October 2001, the Company formalized a plan to close its contract gear manufacturing business, which was part of its mechanical products segment.

The operating results of these businesses for the years ended March 31, 2004, 2003 and 2002 have been reported separately as discontinued operations together with estimated losses on the disposal of division assets. Loss from discontinued operations includes interest expense on debt used to acquire manufacturing machinery and equipment but does not include allocations of general corporate overheads, which have been allocated to other business segments. Operating results of all prior periods presented have been adjusted to reflect the contract electronics manufacturing and contract gear manufacturing businesses as discontinued operations.

Net sales and net loss from the discontinued electronic products segment and discontinued gear division are shown in the following table

	For The Year Ended March 31,

	2004	2003	2002

Net sales of electronic products segment (including
loss on disposal in 2002 of $ 1,547,874)	$ 3,076,616	7,934,048	13,646,245
Net loss of electronic products segment (including
loss on disposal in 2004 of $ 770,434)	$ (3,364,638)	(2,480,172)	(5,852,490)
Net sales of gear division	$ -	127,239	1,453,851
Net loss of gear division	$ -	(184,971)	(2,321,100)

Assets and liabilities of the discontinued electronic products segment were as follows:

	March 31, 2004	March 31, 2003

Accounts receivable, inventories and other assets	$ 516,368	2,558,131
Property and equipment, net	710,575	1,712,007

Assets of discontinued operation	1,226,943	4,270,138

Accounts payable and other liabilities	531,248	765,995
Liabilities and commitments	215,434	-

Commitment of discontinued operation	746,682	765,995

Net assets of discontinued electronic products segment	$ 480,261	3,504,143

Cash held by the electronic products segment at March 31, 2004 is included in consolidated cash and cash equivalents.

(14)    Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, certificates of deposit, accounts receivable and accounts payable:

The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt and revolving line-of-credit:

The carrying amount of the Company’s long-term debt approximates fair value since the interest rate on this debt represents the current market rate for similar financing available to the Company providing comparable security to the lender.

(15)    Employee Benefit Plans

401(k) Plan

The Company has established a 401(k) Savings Plan (the Plan) under which eligible employees may contribute up to 15% of their compensation. At the direction of the participants, contributions are invested in several investment options offered by the Plan. The Company currently matches 33% of participants’ contributions, subject to certain limitations.

These contributions vest ratably over a three-year period. Matching contributions to the Plan by the Company were $68,243, $78,621, and $97,370 for the years ended March 31, 2004, 2003, and 2002, respectively.

Stock Purchase Plan

The Company has established a Stock Purchase Plan, which allows eligible employees to purchase, through payroll deductions, shares of the Company’s common stock at 85% of the fair value at specified dates. The Company has reserved 117,056 shares of common stock for issuance under the Stock Purchase Plan. During the years ended March 31, 2004, 2003 and 2002, the Company issued 6,110, 2,572, and 10,799 shares of common stock, respectively, under the Stock Purchase Plan.

(16)    Segments

At March 31, 2004, the Company had two reportable segments: technology and mechanical products. The technology segment encompasses the Company’s technology-based operations including core research to advance its technology, application engineering and product development and job shop production of prototype components. The mechanical products segment encompasses the manufacture and sale of permanent magnet motors. As discussed in note 13, the Company discontinued its electronic products segment in fiscal year 2004 and its contract gear manufacturing operations which were part of the mechanical products segment in fiscal year 2002, and accordingly, the financial results of these operations are no longer reported in continuing operations in all periods presented. Salaries of the executive officers and corporate general and administrative expense is allocated to the Company’s segments annually based on a variety of factors. The percentage allocated to the technology segment and mechanical products segment for the fiscal years ended March 31, 2004, 2003 and 2002 as shown below were 67 percent and 33 percent; 67 percent and 33 percent; and 77 percent and 23 percent, respectively.

Intersegment sales or transfers which were eliminated upon consolidation were $17,559, $24,492, and nil for the years ended March 31, 2004, 2003 and 2002, respectively.

In September 2003, the technology segment began leasing office, production and laboratory space in a building owned by the mechanical products segment, based on a negotiated rate for the square footage occupied. Intercompany lease payments, which amounted to $169,482 and $88,275 for the years ended March 31, 2004 and March 31, 2003, respectively, were eliminated upon consolidation.

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different business strategies.

The following table summarizes significant financial statement information for continuing operations of each of the reportable segments as of and for the year ended March 31, 2004:

	Technology	Mechanical Products	Electronic Products	Total

Revenue	$ 3,339,939	1,700,965	-	5,040,904
Interest income	22,054	4,308	-	26,362
Interest expense	(3,704)	(80,489)	-	(84,193)
Depreciation and amortization	(278,894)	(168,558)	-	(447,452)
Write-down of assets	(30,523)	-	-	(30,523)
Segment loss from continuing operations	(1,289,738)	(132,577)	-	(1,422,315)
Net loss	(1,289,738)	(132,577)	(3,364,638)	(4,786,953)

Assets of continuing operations	4,705,076	2,789,239	-	7,494,315
Assets of discontinued operations	-	-	1,226,943	1,226,943

Total segment assets	4,705,076	2,789,239	1,226,943	8,721,258

Expenditures for segment assets	$ (175,303)	(27,554)	-	(202,857)

Segment information below has been reclassified to reflect corporate overhead allocation consistent with the current year presentation. The following table summarizes significant financial statement information for continuing operations of each of the reportable segments as of and for the year ended March 31, 2003:

	Technology	Mechanical Products	Electronic Products	Total

Revenue	$ 3,416,032	4,136,328	-	7,552,360
Interest income	26,586	1,449	-	28,035
Interest expense	-	(62,266)	-	(62,266)
Depreciation and amortization	(311,440)	(203,732)	-	(515,172)
Write-down of assets	(15,886)	(10,498)	-	(26,384)
Segment earnings (loss) from continuing
operations	(1,003,034)	69,527	-	(933,507)
Net loss	(1,003,034)	(115,444)	(2,480,172)	(3,598,650)

Assets of continuing operations	4,167,175	3,055,249	-	7,222,424
Assets of discontinued operations	-	-	4,270,138	4,270,138

Total segment assets	4,167,175	3,055,249	4,270,138	11,492,562

Expenditures for segment assets	$ (319,224)	(1,093,430)	-	(1,412,654)

Segment information below has been reclassified to reflect corporate overhead allocation consistent with the current year presentation. The following table summarizes significant financial statement information for continuing operations of each of the reportable segments as of and for the year ended March 31, 2002:

	Technology	Mechanical Products	Electronic Products	Total

Revenue	$ 3,747,725	4,001,270	-	7,748,995
Interest income	61,207	2,860	-	64,067
Interest expense	-	(34,459)	-	(34,459)
Depreciation and amortization	(321,466)	(164,324)	-	(485,790)
Segment earnings (loss) from continuing
operations	(442,225)	23,160	-	(419,065)
Net loss	(442,225)	(2,297,940)	(5,852,490)	(8,592,655)

Assets of continuing operations	5,019,416	2,755,640	-	7,775,056
Assets of discontinued operations	-	1,480,700	6,873,779	8,354,479

Total segment assets	5,019,416	4,236,340	6,873,779	16,129,535

Expenditures for segment assets	$ (258,079)	(14,454)	-	(272,533)

(17)    Commitments and Contingencies

Employment Agreements

The Company has entered into employment agreements with two of its officers, which expire December 31, 2007. The aggregate future compensation under the employment agreements is $2,138,000.

Lease Commitments of Discontinued Operations

The Company has entered into operating lease agreements for equipment used by its technology segment and for manufacturing and office space previously used by its discontinued electronic products segment. These leases expire at various times through 2007. The Company has completed a sublease on the manufacturing and office space, however, the Company may be obligated for potential future payments under this lease in the event the sublessee defaults. At March 31, 2004, the future minimum lease payments under operating leases with initial noncancelable terms in excess of one year, excluding sublease payments, are as follows:

Year ending March 31:

2005	$ 272,090
2006	262,951
2007	252,144

$ 787,185

Rental expense under these leases totaled approximately $276,305, $411,914 and $552,883 for the years ended March 31, 2004, 2003 and 2002, respectively.

Litigation

The Company filed a lawsuit in Circuit Court of St. Louis County, Missouri in June 2002 against Hussman Corporation, a wholly owned subsidiary of Ingersoll Rand Corporation, a former contract manufacturing customer of its electronic products segment seeking payment for inventory purchased on behalf of the customer and lost profits on a cancelled production order.

The Company sought damages of approximately $700,000 plus attorneys’ fees and other costs. The customer filed various counterclaims, including breach of contract. On January 16, 2004, the court issued a ruling that did not compel the customer to honor its contract with the Company and dismissing the claims of both parties. As a result of this ruling, the Company fully reserved for the recorded balance of inventory obligations of certain customers during the quarter ended December 31, 2003, resulting in a charge of $688,815.

In addition, the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, and based on current available information, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flow, although there can be no assurance that adverse developments in these matters could not have a material impact on a future reporting period.

(18)    Interim Financial Data (unaudited)

	For The Quarter Ended

	June 30	September 30	December 31	March 31

Fiscal year 2004
Sales	$ 1,879,896	1,209,023	1,187,181	764,804
Gross profit	$ 415,420	174,229	261,584	13,926
Loss from continuing operations	$ (183,998)	(458,224)	(260,552)	(519,541)
Discontinued operations	$ (206,328)	(543,757)	(1,251,216)	(1,363,337)

Net loss	$ (390,326)	(1,001,981)	(1,511,768)	(1,882,878)
Net loss per common share basic and diluted:
Continuing operations	$ (.01)	(.02)	(.01)	(.03)
Discontinued operations	$ (.01)	(.03)	(.07)	(.07)

	$ (.02)	(.05)	(.08)	(.10)

Fiscal year 2003
Sales	$ 1,940,424	1,824,607	2,228,264	1,559,065
Gross profit	$ 254,110	230,167	432,924	236,320
Loss from continuing operations	$ (145,537)	(352,688)	(184,957)	(250,325)
Discontinued operations	$ (452,354)	(535,096)	(1,088,378)	(589,315)

Net loss	$ (597,891)	(887,784)	(1,273,335)	(839,640)
Net loss per common share basic and diluted:
Continuing operations	$ (.01)	(.02)	(.01)	(.01)
Discontinued operations	$ (.02)	(.03)	(.06)	(.03)

	$ (.03)	(.05)	(.07)	(.04)

Prior years have been reclassified to reflect the effect of discontinued operations and differ from amounts previously reported.

(19)    Valuation and Qualifying Accounts

	Additions

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance End of Year

Year ended March 31, 2004

Deducted from asset accounts:
Allowance for doubtful accounts:

Accounts receivable	$ 28,756	7,060	-	35,816(A)	$ -

Inventory obligations of certain customers, net	$ 367,710	-		367,710(B)	$ -
Inventory obsolescence reserve	$ 1,032,290	925,702		1,957,992(B)	$ -
Accrued warranty cost	$ 45,927	89,898	-	70,329(C)	$ 65,496

		Additions

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance End of Year

Year ended March 31, 2003

Deducted from asset accounts:			-
Allowance for doubtful accounts:
Accounts receivable	$ 33,054	-	-	4,298(A)	$ 28,756

Inventory obligations of certain customers, net	$ 111,727	255,983	-	-	$ 367,710
Inventory obsolescence reserve	$ 443,271	686,750	-	97,731(B)	$ 1,032,290
Accrued warranty cost	$ 35,169	105,144	-	94,386(C)	$ 45,927

Year ended March 31, 2002

Deducted from asset accounts:			-
Allowance for doubtful accounts:
Accounts receivable	$ 41,540	31,438	-	39,924(A)	$ 33,054

Inventory obligations of certain customers, net	-	111,727	-	-	$ 111,727
Inventory obsolescence reserve	$ 370,152	229,905	-	156,786(B)	$ 443,271
Accrued warranty cost	$ 34,275	109,209	-	108,315(C)	$ 35,169

Note (A) Uncollectible accounts written off, net of recoveries.

Note (B) Amounts written off or payments received on liquidation.

Note (C)  Represents actual warranty payments for units returned under warranty.

Interim Financial Statements for the Three Months Ended June 30, 2004

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

	June 30, 2004	March 31, 2004

	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$ 2,887,678	3,005,709
Accounts receivable (note 6)	494,398	512,995
Costs and estimated earnings in excess of billings on
uncompleted contracts (note 2)	327,534	245,984
Inventories (notes 3 and 6)	631,685	428,438
Prepaid expenses and other current assets	256,943	72,649
Assets of discontinued operations (note 7)	-	1,226,943

Total current assets	4,598,238	5,492,718

Property and equipment, at cost:
Land	181,580	181,580
Building	2,292,687	2,292,687
Machinery and equipment	2,735,368	2,793,343

	5,209,635	5,267,610
Less accumulated depreciation	(2,714,289)	(2,732,291)

Net property and equipment	2,495,346	2,535,319

Patent and trademark costs, net of accumulated
amortization of $381,788 and $360,266	689,296	692,371

Other assets	850	850

	$ 7,783,730	8,721,258

		(Continued)

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets, Continued

	June 30, 2004	March 31, 2004

	(Unaudited)
Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$ 504,746	392,474
Other current liabilities (note 4)	389,037	258,258
Note payable	96,393	-
Current portion of long-term debt	127,797	125,611
Liabilities of discontinued operations (note 7)	-	542,617
Current portion of accrued lease obligation
(notes 7 and 10)	39,493	11,947
Billings in excess of costs and estimated
earnings on uncompleted contracts (note 2)	201,772	189,252

Total current liabilities	1,359,238	1,520,159

Long-term debt, less current portion	913,743	946,423
Long-term portion of accrued lease obligation
(notes 7 and 10)	155,764	192,118

Total long-term liabilities	1,069,507	1,138,541

Total liabilities	2,428,745	2,658,700

Stockholders’ equity (note 5):
Common stock, $.01 par value, 50,000,000
shares authorized; 19,574,730 and
19,572,625 shares issued and outstanding	195,747	195,726
Additional paid-in capital	58,030,883	58,025,631
Accumulated deficit	(52,857,884)	(52,142,981)
Note receivable from officer	(13,761)	(15,818)

Total stockholders’ equity	5,354,985	6,062,558

Commitments (note 10)
	$ 7,783,730	8,721,258

See accompanying notes to consolidated financial statements

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Consolidated Statements of Operations, Unaudited

	Quarter ended June 30,

	2004	2003

Revenue (note 6):
Contract services	$ 415,990	633,315
Product sales	268,006	1,246,581

	683,996	1,879,896

Operating costs and expenses:
Costs of contract services	581,567	435,979
Costs of product sales	234,680	1,028,497
Research and development	52,036	144,789
General and administrative	499,707	437,793
Other	2,234	809

	1,370,224	2,047,867

Loss from continuing operations before
other income (expense)	(686,228)	(167,971)

Other income (expense):
Interest income	8,367	6,587
Interest expense	(19,860)	(22,614)

	(11,493)	(16,027)

Loss from continuing operations	(697,721)	(183,998)

Discontinued operations (note 7):
Loss from operations of discontinued electronic
products segment	(17,182)	(206,328)

Net loss	$ (714,903)	(390,326)
	========	========
Net loss per common share - basic and
diluted (note 8):
Continuing operations	$ (.04)	(.01)
Discontinued operations	-	(.01)

	$ (.04)	(.02)

Weighted average number of shares of common
Stock outstanding - basic and diluted (note 8)	19,574,172	18,846,235

UQM TECHNOLOGIES, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Unaudited

	Quarter ended June 30,

	2004	2003

Cash flows from operating activities of continuing operations:
Loss from continuing operations	$ (697,721)	(183,998)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities of continuing operations:
Depreciation and amortization	92,058	123,251
Other expense	2,234	809
Non-cash compensation expense for common stock issued
For services	-	5,180
Change in operating assets and liabilities:
Accounts receivable and costs and estimated earnings in
excess of billings on uncompleted contracts	(62,953)	(509,908)
Inventories	(203,247)	119,234
Prepaid expenses and other current assets	(184,294)	(236,307)
Accounts payable and other current liabilities	243,051	187,875
Billings in excess of costs and estimated earnings on
uncompleted contracts	12,520	(35,217)

Net cash used in operating activities	(798,352)	(529,081)

Cash flows from investing activities of continuing operations:
Acquisition of property and equipment	(30,895)	(44,733)
Increase in patent and trademark costs	(20,349)	(40,568)
Cash proceeds from the sale of assets of discontinued operations, net	895,000	-

Net cash provided by (used in) investing activities	843,756	(85,301)

Cash flows from financing activities of continuing operations:
Repayment of debt	(78,063)	(108,518)
Proceeds from borrowing	143,962	242,606
Issuance of common stock upon exercise of employee stock options,
net of note repayments	2,783	3,413
Issuance of common stock under employee stock purchase plan	4,547	1,880

Net cash provided by financing activities	73,229	139,381

Cash provided by (used in) continuing operations	118,633	(475,001)
Net cash provided by (used in) discontinued operations	(236,664)	160,815

Decrease in cash and cash equivalents	(118,031)	(314,186)
Cash and cash equivalents at beginning of quarter	3,005,709	2,476,276

Cash and cash equivalents at end of quarter	$ 2,887,678	2,162,090

Interest paid in cash during the quarter	$ 20,186	21,175

Non-cash Investing and Financing Transactions:

During the quarter ended June 30, 2004, we retired property and equipment with an original cost of $88,870 and accumulated depreciation of $88,538.

See accompanying notes to consolidated financial statements

(1)  The accompanying consolidated financial statements are unaudited; however, in the opinion of management, all adjustments, which were solely of a normal recurring nature, necessary to a fair presentation of the results for the interim periods, have been made. The results for the interim periods are not necessarily indicative of the results to be expected for the fiscal year. The Notes contained herein should be read in conjunction with the Notes to our Consolidated Financial Statements filed on Form 10-K for the year ended March 31, 2004.

(2)  At June 30, 2004, the estimated period to complete contracts in process ranged from one to fourteen months, and we expect to collect substantially all related accounts receivable arising therefrom within fifteen months. Contracts in process consist of the following:

	June 30, 2004	March 31, 2004

	(Unaudited)

Costs incurred on uncompleted contracts	$2,869,845	2,194,116
Estimated earnings	72,381	305,943

	2,942,226	2,500,059
Less billings to date	(2,816,464)	(2,443,327)

	$125,762	56,732

Included in the accompanying balance sheets as follows:

Costs and estimated earnings in excess of billings on uncompleted contracts
	$327,534	245,984
Billings in excess of costs and estimated earnings on uncompleted contracts
	(201,772)	(189,252)

	$125,762	56,732

(3)  Inventories consist of:

	June 30, 2004	March 31, 2004

	(Unaudited)

Raw materials	$360,842	285,485
Work-in-process	218,053	108,338
Finished products	52,790	34,615

	$631,685	428,438

Our raw material inventory is subject to obsolescence and potential impairment due to bulk purchases in excess of customers’ requirements. We periodically assess our inventory for recovery of its carrying value based on available information, expectations and estimates and adjust inventory carrying values to the lower of cost or market for estimated declines in the realizable value of our inventories.

(4)  Other current liabilities consist of:

	June 30, 2004	March 31, 2004

	(Unaudited)

Accrued legal and accounting fees	$48,250	95,000
Accrued payroll and employee benefits	110,693	46,368
Accrued personal property and real estate taxes	43,044	16,877
Accrued warranty costs	38,544	65,496
Accrued losses on engineering contracts	76,724	21,654
Customer deposits	10,000	-
Accrued royalties	11,812	8,886
Other	49,970	3,977

	$389,037	258,258

(5)  Common Stock Options and Warrants

Incentive and Non-Qualified Option Plans

As of June 30, 2004, the Company has 680,628 shares of common stock available for future grant to employees, consultants and key suppliers under its 2002 Equity Incentive Plan. Under the Plan, the exercise price of each option is set at the fair value of the common stock on the date of grant and the maximum term of the option is 10 years from the date of grant. Options granted to employees generally vest ratably over a three-year period. The maximum number of options that may be granted to any eligible employee during the term of the 2002 Plan is 500,000 options. Forfeitures under the 2002 Equity Incentive Plan are available for re-issuance at any time prior to expiration of the Plan in 2013. Options granted under our plans to employees require the option holder to abide by certain Company policies which restrict their ability to sell the underlying common stock. Prior to the adoption of the 2002 Equity Incentive Plan, we issued stock options under our 1992 Incentive and Non-qualified Option Plan, which expired by its terms in 2002. Forfeitures under the 1992 Incentive and Non-qualified Option Plan may not be re-issued.

The following table summarizes activity under the plans for the quarter ended June 30, 2004:

	Shares Under Option	Weighted Average Exercise Price

Outstanding at March 31, 2004	2,994,453	$4.85
Granted
	-	-
Exercised
	(264)	$2.75
Forfeited
	(317,798)	$5.88

Outstanding at June 30, 2004	2,676,391	$4.67

Exercisable at June 30, 2004	1,869,210	$5.51

The following table presents summarized information about stock options outstanding at June 30, 2004:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$2.41 – 3.31	1,114,806	7.4 years	$ 2.76	414,234	$ 3.16
$3.59 – 5.00	813,019	4.5 years	$ 4.30	706,410	$ 4.34
$7.13 – 8.75	748,566	5.2 years	$ 7.93	748,566	$ 7.94

$2.41 – 8.75	2,676,391	5.9 years	$ 4.67	1,869,210	$ 5.51

Non-Employee Director Stock Option Plan

In February 1994, our Board of Directors ratified a Stock Option Plan for Non-Employee Directors pursuant to which Directors may elect to receive stock options in lieu of cash compensation for their services as directors. As of June 30, 2004, the Company has 432,592 shares of common stock available for future grant under the Plan. Option terms range from 3 to 10 years from the date of grant. Option prices are equal to the fair value of common shares at the date of grant. Forfeitures under the Plan are available for re-issuance at a future date.

The following table summarizes activity under the plan for the quarter ended June 30, 2004:

	Shares Under Option	Weighted Average Exercise Price

Outstanding at March 31, 2004	42,133	$3.58
Granted
	-	-
Forfeited
	-	-

Outstanding at June 30, 2004	42,133	$3.58

Exercisable at June 30, 2004	42,133	$3.58

The following table presents summarized information about stock options outstanding for non-employee directors:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$2.55 – 3.40	34,080	2.0 years	$ 2.99	34,080	$ 2.99
$5.85 – 7.63	8,053	0.9 years	$ 6.07	8,053	$ 6.07

$2.55 – 7.63	42,133	1.8 years	$ 3.58	42,133	$ 3.58

We periodically issue common stock or stock options to employees and non-employees for services rendered. For common stock issuances, the cost of these services is based upon the fair value of our common stock on the date of issuance. For issuances of stock options to employees and directors we measure compensation cost using the intrinsic value method. Stock options granted to non-employees are accounted for under the fair value method. Had we reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, net loss and net loss per common share would have been the pro forma amounts indicated in the following table:

	June 30, 2004	March 31, 2004

	(Unaudited)

Net loss – as reported	$(714,903)	(390,326)
Deduct: Additional stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects:
Current period option grants

Prior period option grants
	(145,844)	(221,552)

Pro forma net loss	$(860,747)	(611,878)

Earnings per share:
Basic and diluted – as reported	$(.04)	(.02)

Basic and diluted – pro forma	$(.04)	(.03)

Fiscal Year Ended March 31,

2005	$372,764

2006	$311,733

2007	$145,371

Warrants

In October 2003, we completed a secondary offering of 720,000 shares of our common stock. The placement agent was issued four-year warrants to acquire 72,000 shares of our common stock at an exercise price of $3.96 per share which were recorded at fair value as a reduction of the proceeds of the offering. All warrants were outstanding at June 30, 2004.

In April 2002, we completed a secondary offering of 1,160,095 shares of common stock together with two-year warrants to acquire an additional 232,019 shares of our common stock. The warrants had an exercise price of $5.73 per share. The placement agent was issued four-year warrants to acquire 116,009 shares of our common stock at an exercise price of $5.17 per share which were recorded at fair value as a reduction of the proceeds of the offering. All warrants, other than the placement agent’s warrants expired unexercised. All of the placement agent warrants were outstanding at June 30, 2004.

(6)  Significant Customer

We have historically derived significant revenue from one key customer, Invacare Corporation. Revenue from this customer totaled $124,037 and $1,010,064 for the quarter ended June 30, 2004 and 2003, respectively, which was 18 percent and 54 percent of total revenue, respectively.

This customer also represented 25% of total accounts receivable and inventories consisting of raw materials, work-in-progress and finished goods for this customer totaled approximately $0.1 million as of June 30, 2004.

Contract services revenue derived from contracts with agencies of the U.S. Government and from sub-contracts with U.S. Government prime contractors totaled $230,038 and $287,882 for the quarters ended June 30, 2004 and 2003, respectively.

(7)  Discontinued Operations

In January 2004, we announced our intention to exit the contract electronics manufacturing business whose results we reported as the electronic products segment. On May 18, 2004, we completed the divestiture of the equipment and inventory of this business for $0.9 million in cash and a 15% ownership interest in the purchaser. We have not recorded any value for the common stock of the purchaser received in this transaction. In addition, the purchaser executed a sublease on our St. Charles, Missouri manufacturing facility for the remaining term of our lease. However, we are the primary obligor on the lease and due to doubt regarding the sublessee’s financial capability to meet its obligation under the sublease, we have recorded an accrued lease obligation totaling $195,257 at June 30, 2004, which is our estimate of the amount which will not be recoverable under the sublease agreement.

The operating results of this business for the quarters ended June 30, 2004 and 2003 have been reported separately as discontinued operations. Loss from discontinued operations does not include allocations of general corporate overheads, which have been allocated to other business segments. Operating results of all prior periods presented have been adjusted to reflect the contract electronics manufacturing business as discontinued operations.

Net sales and net loss from the discontinued electronic products segment are shown in the following table:

	Quarter ended June 30,

	2004	2003

Net loss of electronic products segment	$(17,182)	(206,328)
Net sales of electronic product segment	$-	1,314,060

Assets and liabilities of the discontinued electronic products segment were as follows:

	June 30, 2004	March 31, 2004

	(unaudited)
Accounts receivable, inventories and other assets	$-	516,368
Property and equipment, net	-	710,575

Total assets	-	1,226,943

Accounts payable and other current liabilities	-	542,617
Accrued lease obligation	195,257	204,065

Total liabilities	195,257	746,682

Net assets of discontinued electronic products segment	(195,257)	480,261

(8)  Earnings per Share

Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"), requires presentation of both basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share is computed by dividing income or loss available to common stockholders by all outstanding and dilutive potential shares during the periods presented, unless the effect is antidilutive. For the quarters ended June 30, 2004 and 2003, outstanding options to purchase 2,718,524 and 2,773,188 shares of common stock, respectively, and warrants to purchase 188,009, and 536,278 shares of common stock, respectively, were outstanding. Options and warrants for 2,078,441 and 3,292,982 shares were not included in the computation of diluted loss per share because the option or warrant exercise price was greater than the average market price of the common stock. In-the-money options and warrants determined under the treasury stock method to acquire 124,957 shares and 944 shares of common stock for the quarters ended June 30, 2004 and 2003, respectively, were potentially includable in the calculation of diluted loss per share but were not included, because to do so would be antidilutive.

(9)  Segments

At June 30, 2004, we have two reportable segments: technology and mechanical products. The technology segment encompasses our technology-based operations including core research to advance our technology, application engineering and product development and job shop production of prototype components. The mechanical products segment encompasses the manufacture and sale of permanent magnet motors. Salaries of the executive officers and corporate general and administrative expense is allocated to our segments annually based on a variety of factors. The percentage allocated to the technology segment and mechanical products segment were 93 percent and 7 percent for the quarter ended June 30, 2004, and for the quarter ended June 30, 2003 were 67 percent and 33 percent, respectively.

Intersegment sales or transfers which were eliminated upon consolidation were $54,600 and $16,218 for the quarters ended June 30, 2004 and 2003, respectively.

The technology segment leases office, production and laboratory space in a building owned by the mechanical products segment, based on a negotiated rate for the square footage occupied. Intercompany lease payments, were $44,085 and $41,146 for the quarters ended June 30, 2004 and 2003, respectively, and were eliminated upon consolidation.

Our reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different business strategies.

The following table summarizes significant financial statement information for continuing operations of each of the reportable segments as of and for the quarter ended June 30, 2004:

	Technology	Mechanical Products	Total

Revenue	$462,590	221,406	683,996
Interest income	7,053	1,314	8,367
Interest expense	(1,121)	(18,739)	(19,860)
Depreciation and amortization	(64,094)	(27,964)	(92,058)
Segment earnings (loss) from continuing operations
	(719,880)	22,159	(697,721)
Assets of continuing operations	4,948,256	2,835,474	7,783,730

Expenditures for segment assets	$(50,497)	(747)	(51,244)

Segment information below has been reclassified to reflect corporate overhead allocation consistent with the current year presentation. The following table summarizes significant financial statement information for continuing operations of each of the reportable segments as of and for the quarter ended June 30, 2003:

	Technology	Mechanical Products	Total

Revenue	$869,832	1,010,064	1,879,896
Interest income	5,657	930	6,587
Interest expense	(1,971)	(20,643)	(22,614)
Depreciation and amortization	(68,612)	(54,639)	(123,251)
Segment earnings (loss) from continuing operations
	(227,505)	43,507	(183,998)
Assets of continuing operations	4,036,137	3,283,635	7,319,772

Expenditures for segment assets	$(85,301)	-	(85,301)

(10)  Commitments and Contingencies

Employment Agreements

We have entered into employment agreements with two of our officers, which expire December 31, 2007. The aggregate future compensation under the employment agreements is $2,030,000.

Lease Commitments

We have entered into operating lease agreements for equipment used by our technology segment and for manufacturing and office space previously used by our discontinued electronic products segment. These leases expire at various times through 2007. We have entered into a sublease on the manufacturing and office space of our discontinued electronics product segment for the remaining term of our lease. However, we are the primary obligor on the lease and due to doubt regarding the sublessee’s financial capability to meet its obligation under the sublease, we have recorded an accrued lease obligation totaling $195,257 at June 30, 2004, which is our estimate of the amount which will not be recoverable under the sublease agreement.

At June 30, 2004, the future minimum lease payments under operating leases with initial noncancelable terms in excess of one year, excluding sublease payments, are as follows:

Fiscal Year Ended March 31,

2005	$201,741
2006	262,951
2007	252,144

$716,836

Rent expense, net of sublease payments, under these leases was $15,473 and $70,297 for the quarters ended June 30, 2004 and 2003, respectively.

Litigation

Our wholly-owned subsidiary, UQM Electronics, Inc. filed a lawsuit in Circuit Court of St. Louis County, Missouri in June 2002 against Hussmann Corporation, a wholly owned subsidiary of Ingersoll Rand Corporation, a former contract manufacturing customer of our electronic products segment. The lawsuit sought payment for inventory purchased on behalf of the customer and lost profits on a cancelled production order of approximately $700,000 plus attorneys’ fees and other costs. The customer filed various counterclaims, including breach of contract for failing to meet certain deadlines established in the contract, and failure to deliver products that met the specifications of the contract with asserted damages of $6,200,000. On January 16, 2004, the Court issued a ruling dismissing our claims with prejudice. The Court also dismissed Hussmann’s counterclaims with prejudice to the extent they were affected by the commercial impracticability that the Court found to exist and without prejudice to the extent they were not affected by commercial impracticability. Neither party appealed this judgment and the time for appeals expired in February 2004. In May 2004, UQM Electronics, Inc. sold substantially all of its assets, and no longer conducts any business.

In June 2004, Hussmann re-filed suit against UQM Electronics, Inc. in Circuit Court of St. Charles County, Missouri on the same claims that were dismissed in January 2004. Hussmann’s current complaint alleges that its claims for damages with respect to product deliveries due prior to the date Hussmann purported to cancel the production order are not affected by any commercial impracticability. This claim is for damages in excess of $1,500,000 plus prejudgment interest, attorneys’ fees and other costs. Alternatively, Hussmann alleges that the Court had no jurisdiction to dismiss Hussmann’s claims with prejudice based on its finding of commercial impracticability. This claim is for damages in excess of $6,200,000 plus prejudgment interest, attorneys’ fees and other costs. We have answered the complaint and believe that Hussmann’s claims are without merit and intend to contest them vigorously. Nevertheless, this action is in a preliminary stage, and we cannot assure you that there will not be an adverse judgment.

In addition, we are involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, and based on current available information, the ultimate disposition of these matters is not expected to have a material adverse effect on our financial position, results of operations or cash flow, although we cannot assure you that adverse developments in these matters could not have a material impact on a future reporting period.

UQM TECHNOLOGIES, INC.

3,600,000 Shares of Common Stock

Prospectus dated November 1, 2004.

I-Bankers Securities Incorporated	Newbridge Securities Corporation

Neidiger Tucker Bruner Inc.